2022
Proxy Statement and Notice of Annual Meeting of Shareholders

















H&R BLOCK®



One H&R Block Way
Kansas City, Missouri 64105

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 4, 2022**



Date and Time

Friday, November 4, 2022
8:00 a.m. Central Time



Virtual Meeting Site

www.virtualshareholdermeeting.com/HRB2022

Items of Business:	Our Board of Directors Recommends You Vote:
1. Election of the nine nominees for director named in this proxy statement (See page 5);	**FOR** each nominee
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023 (See page 53);	**FOR** the ratification of the appointment
3. Advisory approval of the Company's named executive officer compensation (See page 54); and	**FOR** approval, on an advisory basis
4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.	

These items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on September 9, 2022 as the record date for determining shareholders of the Company entitled to receive notice of and vote at the meeting and any adjournment or postponement thereof.

To be admitted to the meeting online, you must enter the Control Number found on your proxy card, voting instruction card, or notice of availability of proxy materials. A list of shareholders entitled to vote at the meeting will be made available during the meeting at the website referenced above.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING VIRTUALLY, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE, AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors,

Katharine M. Haynes

KATHARINE M. HAYNES
Vice President and Secretary

Kansas City, Missouri
September 22, 2022

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 4, 2022.**

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year
ended June 30, 2022 are available at www.proxyvote.com.



September 22, 2022

Dear Fellow Shareholders,

    2022 was another great year for H&R Block. As described in detail in our 2022 Annual Report, virtually all aspects of our business did exceptionally well as we refine and execute upon our Block Horizons 2025 strategy. And, as a result, calendar 2022 is also the year our share price finally reflects the significant progress we have made.

    For calendar 2022, through the end of August, with the broader stock market down about 17% (the worst market decline since the Great Recession of 2008), your company's share price has increased 91%. To put this data in a broader context, on December 31, 2021, the market value of our company was slightly less than $4 billion. As of September 20, 2022, at a share price of $44.94, it is over $7 billion.

    This is an extraordinary performance, and your Board couldn't be prouder of President and CEO Jeff Jones, his Senior Leadership Team, and all of our associates and franchisees. I know all of you join us in recognizing a job exceptionally well done.

    Our success has enabled us to give back to you, our shareholders, more directly through increasing dividends and a consistent program of share repurchases. In August, the Board authorized the 4th dividend increase in the last 5 years to a quarterly rate of $0.29 per share. We also approved a new $1.25 billion authorization for share repurchases, building upon a program that has resulted in repurchasing nearly a third of outstanding shares since 2016.

    The headline for 2022 must of course be the performance of our business, but the Board is equally proud of the contributions the company and its associates and franchisees make in the thousands of communities where we do business. Established company-wide programs such as Make Every Block Better are further enhanced by our strong corporate culture of caring, inclusion, and volunteering. Indeed, the help that is provided daily throughout the H&R Block universe may in fact be the most prevalent way we make a difference.

    Finally, a brief word about the Board members we are recommending for re-election this year. I believe the shareholders are fortunate to be represented by such a distinguished group of individuals. They are intelligent, diverse, and are all leaders in their respective fields. Along similar lines, I want to thank Christy Wood, who is not standing for re-election, for her diligence and dedication during her 14 years of service on the Board.

    I share with Jeff and his team the conviction that this past year, while exceptional, is only the beginning. We are continuing to deliver strong results in our core tax business and are gaining traction in Block Horizons, our long-term strategic transformation, built on the foundation that we can serve more customers in more ways by better leveraging our existing assets to become a trusted partner year-round. H&R Block's future is very bright. I am proud to be a part of it and most thankful to all of you for your support.

Best regards,

Robert A. Gerard
Chairman of the Board

HELPFUL RESOURCES

Where You Can Find Additional Information

Annual Meeting

Proxy Statement
https://investors.hrblock.com/financial-information/proxy-statements

Annual Report
https://investors.hrblock.com/financial-information/annual-reports

Voting via the Internet Before the Annual Meeting:
www.proxyvote.com

Attending the Annual Meeting by Internet:
www.virtualshareholdermeeting.com/HRB2022

Board of Directors

https://www.hrblock.com/tax-center/board-of-directors/

Governance Documents

https://investors.hrblock.com/corporate-governance

- Amended and Restated Articles of Incorporation
- Amended and Restated Bylaws
- Code of Business Ethics & Conduct
- Board of Directors Independence Standards
- Political Activities Policy and Voluntary Annual Reports
- Corporate Governance Guidelines
- Committee Charters

Investor Relations

https://investors.hrblock.com

Environmental, Social, and Governance Matters

https://investors.hrblock.com/corporate-governance/esg-corporate-responsibility

Definition of Certain Frequently Used Terms or Abbreviations[1]

Annual Meeting	2022 annual meeting of shareholders
Articles	Amended and Restated Articles of Incorporation of H&R Block, Inc.
Board or Board of Directors	H&R Block, Inc. Board of Directors
Bylaws	Amended and Restated Bylaws of H&R Block, Inc.
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Deloitte	Deloitte & Touche LLP
IRS	Internal Revenue Service
LTI	Long-Term Incentive
MSUs	Market Stock Units
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PSUs	Performance Share Units
RSUs	Restricted Share Units
SEC	Securities and Exchange Commission
STI	Short-Term Incentive

----

[1] Additional defined terms may be found throughout this proxy statement.

H&R BLOCK, INC.
PROXY STATEMENT
FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS

This proxy statement is provided in connection with the solicitation of proxies by the Board of H&R Block, Inc., a Missouri corporation (''H&R Block'' or the ''Company'' or ''we''), for use at the Annual Meeting to be held virtually on Friday, November 4, 2022 at 8:00 a.m. Central Time. References to the Annual Meeting in this proxy statement include any adjournment or postponement thereof. We are holding the Annual Meeting solely by means of remote communication, as we believe that hosting a virtual meeting enables greater shareholder attendance from any location around the world, as demonstrated by the level of shareholder attendance at last year's virtual annual meeting. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. See below under Questions and Answers About the Annual Meeting and Voting for more information. You can attend the Annual Meeting online, vote your shares, and submit questions prior to and during the meeting by visiting **www.virtualshareholdermeeting.com/HRB2022**.

This proxy statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about our directors and executive officers. Please refer to Questions and Answers About the Annual Meeting and Voting beginning on page 57 for the answers to certain frequently asked questions about the Annual Meeting and this proxy statement. Our proxy materials were first sent or made available to shareholders on or about September 22, 2022.

PROXY STATEMENT INTRODUCTION

FISCAL YEAR 2022 HIGHLIGHTS

Block Horizons 2025

During fiscal year 2021, we introduced our Block Horizons 2025 strategy, the next phase of our strategic transformation, which builds on previous work to strengthen our foundation and position us for long-term, sustainable growth and focuses on the following three strategic imperatives:



Small Business	**Financial Products**	**Block Experience**
Build direct, valuable relationships with small business owners through Block Advisors and Wave	New solutions and experiences to create confidence and help ease the financial burden, such as our new mobile banking platform, Spruce	Blending technology and digital tools with human expertise

In fiscal year 2022, we made meaningful progress across each Block Horizons strategic imperative:

- In **Small Business** tax, we had strong growth in clients and mix, and Wave saw 28% revenue growth year-over-year and new leadership joining to drive the next phase of its growth;

- In **Financial Products**, we launched our mobile banking platform, Spruce[SM]; and

- We drove meaningful results in **Block Experience**, including tripling virtual adoption year-over-year, maintaining strong tax pro productivity, and funding the future with cost savings, including eliminating approximately 40,000 human labor hours with robotic process automation.

Fiscal Year 2022 Results

Our continued execution across each Block Horizons strategic imperative helped us achieve strong financial results in fiscal year 2022. We exceeded our annual guidance on both revenue and EBITDA and continued a multi-year trend of creating value for shareholders. The below illustrates our progress since the year ended June 30, 2019, the last normal year prior to the pandemic:

In thousands	Year-ended June 30, 2019	Year-ended June 30, 2022	Change
Total US Returns[1]	19,615	20,483	**868K**
In millions, except per share amounts			
Revenue	$3,097	$3,463	**12%**
Net Income	$421	$554	**32%**
EBITDA[2]	$798	$890	**12%**
EPS[3]	$2.16	$3.26	**51%**
Adjusted EPS[2, 3]	$2.39	$3.51	**47%**
Dividend per Share	$1.01	$1.08	**7%**
Shares Outstanding	202.0	159.9	**(21%)**

Note: All amounts represent results from continuing operations. On June 9, 2021, the Board of Directors approved a change of the Company's fiscal year end from April 30 to June 30. As a result, the Company's 2022 fiscal year began on July 1, 2021 and ended on June 30, 2022. The change to the fiscal year end had no impact on the Company's historical consolidated financial position, results of operations, or cash flows. In order to aid in comparability to historical financial data, the Company has recast select unaudited historical financial information and metrics on the basis of a June 30 fiscal year end with respect to the year ended June 30, 2019.

(1) Excluding Free File Alliance returns.

(2) EBITDA and Adjusted EPS and normalized results are non-GAAP financial measures. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles ("GAAP") that are disclosed in this proxy statement and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see "Non-GAAP Financial Information" beginning on page 34 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2022 filed with the SEC on August 16, 2022 and Annex A of this proxy statement.

(3) All per share amounts are based on weighted average fully diluted shares over the corresponding period.

In addition, we also repurchased approximately 13% of shares outstanding at an average price of $23.84 per share in fiscal year 2022.

GOVERNANCE HIGHLIGHTS

Board Composition

The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors, as described in detail on page 5. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Board desires to maintain an overall balance of experience, continuity and fresh perspectives, and thus has added a total of four new directors over the last four years.

Board Tenure and Refreshment



| < 5 Years:
5 director nominees (56%) | 5 - 10 Years:
2 director nominees (22%) | > 10 Years:
2 director nominees (22%) |

5.7 years: Average tenure of all director nominees

Over the past 4 years:



+4
New directors

-6
Departed directors

9
Current director nominees

Board Profile and Diversity

The Board believes that diversity in the boardroom is critical to the success of the Company and its ability to create long-term value for our shareholders. The diverse backgrounds of our individual directors improve the Board's oversight and evaluation of management on behalf of the shareholders and produce more creative thinking and better strategic decision-making by the Board.

Although we do not have a formal policy concerning diversity of director nominees, the Board has made, and will continue to make, diversity across many areas, including gender identity, ethnicity, culture and geographic origin, sexual orientation, education, personal background, and professional and industry experience a priority when considering director candidates.



4 of 9
Nominees are Female
(Gupta, Mends, Piazza, Reich)



3 of 9
Nominees are Ethnically Diverse
(Cohan, Gupta, Mends)



58
Average Age

Board and Committee Oversight of Environmental, Social, and Governance Matters

Our Corporate Governance Guidelines provide that our Board is responsible for oversight of the Company's policies, programs, and strategies regarding significant environmental, social, and governance ("ESG") matters, which include, among other things, corporate social responsibility, environmental sustainability, and human capital management. The Board receives, at least annually, an ESG update from management and reviews ESG policies, programs, strategies, risks, and trends. The Board also has regular discussions each year on other human capital management topics, including diversity, inclusion, and belonging, top talent, succession planning, and associate engagement. The Governance and Nominating Committee will review, and make recommendations regarding, ESG matters when requested by the Board.

The Audit Committee of the Board is responsible for the oversight of policies and processes pertaining to the Company's enterprise risk management ("ERM") program and specifically considers risks and controls relating to, among other things, data and cyber security. Management briefs the Audit Committee on information security risk matters as a part of regular ERM reports, with a deep dive focused solely on information security at least annually.

ESG HIGHLIGHTS

At H&R Block, our Purpose is to provide help and inspire confidence in our clients and communities everywhere. We remain strongly committed to carrying out the legacy of our co-founders, Henry and Richard Bloch, to be a force for positive change in our local communities. Alongside our strategic goals, we demonstrate our Purpose through our community impact platform Make Every Block Better; commitments to diversity, inclusion, and belonging through our Belonging@Block initiative for associates; and our Equity Action Plan under which we are taking concrete steps with internal education, policies, and community initiatives to help address racism.

We are continuing to improve upon our ongoing ESG efforts. Highlights for fiscal year 2022 include:

- Development of policies to guide our stewardship efforts;

- A second carbon emission inventory on our U.S. operations to estimate and better understand our carbon footprint; and

- Preparation of SASB disclosures to increase transparency.



For more information on our ESG initiatives and how we demonstrate our Purpose, and our first set of SASB disclosures, please refer to our annual ESG Report, which we expect to be posted on our ESG website at https://investors.hrblock.com/corporate-governance/esg-corporate-responsibility by October 2022.



The Board unanimously recommends a vote **FOR** the election of each nominee

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Articles and Bylaws provide that the Board will be made up of seven to 12 members, with the exact number set by a majority of the entire Board. The Board of Directors currently consists of ten directors who are elected annually. As previously, disclosed, Christianna Wood informed the Board on August 16, 2022 of her decision not to stand for re-election following the completion of her term at the Annual Meeting. Therefore, in connection with the Annual Meeting, the Board has nominated nine directors for election to serve until next year's annual meeting and has set the number of directors that constitute the Board at nine, effective upon the commencement of the Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees set forth in this Proposal 1.

The Articles and Bylaws provide that all of the directors shall be elected annually. Under the Bylaws, each director holds office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. Any vacancy on the Board may be filled by a majority of the directors remaining in office. The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on the election and represented in person or by proxy shall promptly tender an irrevocable resignation to the Company's Board, subject only to the condition that the Board accept the resignation. The Board and the Governance and Nominating Committee must consider and act on the resignation, as more fully described under ''Corporate Governance – Mandatory Director Resignation Policies,'' on page 16. To be eligible to be a nominee as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by this director resignation requirement.

The Board has nominated Sean H. Cohan, Robert A. Gerard, Anuradha (Anu) Gupta, Richard A. Johnson, Jeffrey J. Jones II, Mia F. Mends, Yolande G. Piazza, Victoria J. Reich, and Matthew E. Winter for election as directors of the Company. Unless otherwise instructed, the appointed proxies will vote the shares represented by the proxy cards received by them for each of the nominees named below. Each nominee has consented to be named in this proxy statement and to serve as director if elected. If any nominee becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and the proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by a shareholder.

DIRECTOR NOMINATION PROCESS

The Board of Directors is responsible for nominating members for election to the Board and for filling any vacancies between annual meetings of shareholders. The Governance and Nominating Committee is responsible for identifying, screening, and recommending director candidates to the entire Board. The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors as described below. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Governance and Nominating Committee may seek the input of other members of the Board or management in identifying candidates who meet the criteria outlined above. In addition, the Governance and Nominating Committee may use the services of consultants or a search firm. The Governance and Nominating Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary at H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness to serve as a director. Based on a preliminary assessment of a candidate's qualifications, the Governance and Nominating Committee may conduct interviews with the candidate or request additional information from the candidate. The Governance and Nominating Committee uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must

comply with the advance notice requirements under the Bylaws as outlined in the ''Shareholder Proposals and Nominations'' section of this proxy statement. The Company did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the Annual Meeting.

Diversity

Both the Board and the Governance and Nominating Committee believe that diversity of skills, perspectives, backgrounds, and experiences among Board members improves the Board's oversight and evaluation of management on behalf of the shareholders and produces more creative thinking and better strategic decision-making by the Board. Although we do not have a formal policy concerning diversity of director nominees, the Governance and Nominating Committee considers, though not exclusively, the distinctive skills, perspectives, backgrounds, and experiences that candidates who are diverse in gender identity, ethnicity, culture and geographic origin, sexual orientation, education, personal background, and professional and industry experience have to offer.

SELECTING AND EVALUATING OUR NOMINEES

When evaluating potential director nominees, the Governance and Nominating Committee considers each individual's professional experience, areas of expertise, and educational and personal backgrounds. The Board determines the appropriate mix of experiences, areas of expertise, and educational backgrounds in order to maintain a Board that is strong in its collective knowledge and that has the skillsets necessary to fulfill its responsibilities, meet the future needs of the Company, and represent the interests of our shareholders.

Among the most important specific skills, knowledge, and experience that the Governance and Nominating Committee and Board rely upon when determining whether to nominate an individual for election are the following:

- *Operating experience* as current or former executives, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;

- *Executive leadership experience*, which gives directors who have served in significant leadership positions strong abilities to motivate and manage others and to identify and develop leadership qualities in others;

- *Accounting or financial expertise*, which enables directors to analyze our financial statements, capital structure, and complex financial transactions, and oversee our accounting and financial reporting processes;

- *ERM experience*, which contributes to oversight of management's risk monitoring and risk management programs, and establishment of risk appetite aligned with our strategy;

- *Financial, technology, or retail industry knowledge*, which are vital in understanding and reviewing our strategy, including the acquisition of businesses that offer complementary products or services;

- *Public company board and corporate governance experience*, which provides directors a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of our shareholders' interests;

- *Data security experience*, which is valuable in understanding data security risks and contributes to oversight of our data security programs, policies, and procedures; and

- *ESG expertise*, which enables directors to analyze ESG risk and oversee our ESG strategy and initiatives.

SUMMARY OF DIRECTOR NOMINEES' SKILLS AND EXPERIENCE

	Cohan	Gerard	Gupta	Johnson	Jones	Mends	Piazza	Reich	Winter
Skills and Experience									
Operating experience	●	●	●	●	●	●	●	●	●
Executive leadership	●	●	●	●	●	●	●	●	●
Accounting/financial expertise	●	●	●	●	●	●		●	●
ERM experience		●		●	●			●	●
Industry knowledge		●	●	●	●	●	●		●
Public company board and corporate governance		●		●	●	●		●	●
Data security experience			●	●	●		●		●
ESG expertise		●		●	●	●		●	
Demographic Information									
Tenure (years)*	1	15	3	7	5	1	2	11	5
Age*	47	77	53	64	54	47	53	64	65
Gender	M	M	F	M	M	F	F	F	M
Race/Ethnicity									
Black/African American	●					●			
Asian/Other Pacific Islander			●						
White/Caucasian		●		●	●		●	●	●

*   Tenure and age calculated as of the date of this proxy statement; tenure rounded to the nearest whole number of years.

DIRECTOR NOMINEES

The Board believes that all the director nominees are highly qualified and have significant leadership experience, knowledge, and skills that qualify them for service on our Board, and, as a group, represent diverse views, experiences, and backgrounds. All director nominees satisfy the criteria set forth in our Corporate Governance Guidelines and possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each nominee's biography below contains additional information regarding the nominee's experiences, qualifications, and skills.

The number of shares of common stock, share units, and share equivalents beneficially owned by each nominee for director is listed under the heading ''Security Ownership of Directors and Management'' on page 55.

Sean H. Cohan



Director Since: 2021
Age: 47
Committee Memberships:
Compensation; Governance and Nominating

Experience: Mr. Cohan has served as Chief Growth Officer and President, International of Nielsen Holdings plc, a publicly traded global media measurement and data analytics company, since March 2020. Mr. Cohan has decades of experience in business-to-business and consumer media, including 15 years at A+E Networks where he most recently served as President, International and Digital Media from 2015 to 2018. Following his tenure at A+E, Mr. Cohan was President and Chief Business Officer at Wheelhouse Group, LLC, a diversified content venture from 2019 to early 2020. He has a Bachelor's Degree in Economics from Harvard and a Masters from the Stanford Graduate School of Business.

Other Boards and Appointments: Mr. Cohan sits on the Board of Directors/Trustees for the Parrish Art Museum (acting as Co-President), the Banff World Media Festival, the National Association of Television Programming Executives, and is Treasurer and Board Member of The Opportunity Network. He also sits as Content Committee Co-Chair on UJA Federation of NY. Mr. Cohan is also a Board Director at AccuWeather, a privately held company that provides commercial weather forecasting services.

Director Qualifications: Mr. Cohan brings extensive strategic, financial, operational, and growth experience to the Board, along with a track record of successfully transforming businesses, brands, teams, relationships, and culture.

Robert A. Gerard



Director Since: 2007
Age: 77
Committee Memberships:
Finance (Chair); Governance and Nominating

Experience: Mr. Gerard is the General Partner and investment manager of GFP, L.P., a private investment partnership. From 2004 to 2011, Mr. Gerard was Chairman of the Management Committee and CEO of Royal Street Communications, LLC, a licensee, developer, and operator of telecommunications networks in Los Angeles and Central Florida. From 1977 until his retirement in 1991, Mr. Gerard held senior executive positions with investment banking firms Morgan Stanley & Co., Dillon Read & Co., and Bear Stearns. From 1974 to 1977, Mr. Gerard served in the United States Department of the Treasury, completing his service as Assistant Secretary for Capital Markets and Debt Management. Mr. Gerard served on the 2021 selection committee for the Agenda Diversity 100, curating a guide of 100 board-ready individuals from historically underrepresented groups. He is a graduate of Harvard College and holds a Masters of Arts degree and a Juris Doctor degree from Columbia University.

Other Boards and Appointments: Mr. Gerard served as a director of Gleacher & Company, Inc. from 2009 through May 2013, where he most recently served as Chair of the Executive Compensation Committee and was a member of the Committee on Directors and Corporate Governance.

Director Qualifications: Mr. Gerard brings to the Board extensive experience in the financial services industry and many years of business experience in senior management and finance, as well as experience serving on the boards of other public companies.

Anuradha (Anu) Gupta



Director Since: 2019
Age: 53
Committee Memberships:
Compensation; Governance and Nominating (Chair)

Experience: Ms. Gupta has served as Executive Vice President, Chief Growth Officer of Bed Bath and Beyond Inc., a publicly held home products retailer, since October 2021, where she previously served as the Chief Strategy and Transformation Officer starting in October 2020. Prior to her work at Bed Bath & Beyond, she served as the Chief Operating Officer of Jyve Corporation, a talent marketplace and business optimization platform, from November 2018 to October 2020. Prior to Jyve, she served as Senior Vice President Operational Excellence at Target Corporation, a retail sales company, from 2015 to 2018. From 2013 to 2015, Ms. Gupta was the Senior Operating Executive at Hellman & Friedman LLC, a private equity firm. Prior to that, she was with The Michaels Companies Inc. for five years from 2008 to 2013, serving as Vice President Process and Profit Improvement. Earlier in her career, she served in multiple strategic roles at Safeway Inc. and HCL Technologies Inc. Ms. Gupta received her Bachelor of Science (Honors) and MBA (Financial Management) from the University of Delhi.

Other Boards and Appointments: None

Director Qualifications: Ms. Gupta brings to the Board expertise in strategic transformations and driving operational excellence across multiple industries, including extensive experience in the retail industry.

Richard A. Johnson



Director Since: 2015
Age: 64
Committee Memberships:
Audit; Compensation

Experience: Mr. Johnson retired as CEO and President of Foot Locker, Inc., a leading publicly held global athletic footwear and apparel retailer, on September 1, 2022. He continues to serve as Executive Chairman of the Board of Foot Locker through January 2023. Mr. Johnson had served as CEO and President of Foot Looker since December 1, 2014, and as Chairman of the Board since May 2016. Prior to becoming CEO and President, he served in a variety of other leadership roles with Foot Locker, Inc. including Executive Vice President and Chief Operating Officer, Executive Vice President/Group President - Retail Stores, CEO and President of Foot Locker U. S./Lady Foot Locker/Kids Foot Locker/Footaction, CEO and President at Foot Locker Europe B.V., Foot Locker's European headquarters in the Netherlands, President and CEO of Footlocker.com/Eastbay, and prior to that, held various executive positions at Eastbay, Inc. From 1990 to 1993, Mr. Johnson was a transportation economics manager at Graebel Van Lines, Inc. Earlier in his career, he worked for Electronic Data Systems, an IT services company, as a systems engineer. Mr. Johnson received a Bachelor of Arts degree in Business Administration and Accountancy from the University of Wisconsin, Eau Claire.

Other Boards and Appointments: Mr. Johnson has served as director and member of the Executive Committee of Foot Locker, Inc. since 2014, and was elected Chairman of the Board in May 2016. During 2013, he served as a director of Maidenform Brands, Inc. Mr. Johnson also serves as the Chairman of the board of directors of the Retail Industry Leaders Association, on the board of directors of The Footwear Distributors and Retailers of America, and on the Chancellor's National Leadership Council at the University of Wisconsin, Eau Claire.

Director Qualifications: Mr. Johnson brings to the Board extensive knowledge of brick and mortar and digital/dot.com retail operations, as well as significant leadership, operations, financial management, and enterprise risk management experience.

Jeffrey J. Jones II,
President and Chief Executive Officer



Director Since: 2017
Age: 54
Committee Memberships:
Finance

Experience: Mr. Jones has served as our President and CEO since October 2017, and, prior to serving as President and CEO, was President and CEO-Designate beginning August 2017. Before that, Mr. Jones served as President, Ride Sharing at Uber Technologies Inc., an on-demand car service company, from September 2016 until March 2017 and Executive Vice President and Chief Marketing Officer at Target Corporation, a retail sales company, from April 2012 to September 2016. Prior to his time at Target Corporation, Mr. Jones was Partner and President of McKinney Ventures LLC, an advertising agency, from March 2006 to March 2012. Mr. Jones holds a Bachelor of Arts degree in Communications from the University of Dayton.

Other Boards and Appointments: Mr. Jones serves on the board of directors of Advance Auto Parts, Inc., a publicly held auto parts retailer, where he chairs the Compensation Committee and is a member of the Nominating and Governance Committees.

Director Qualifications: Mr. Jones brings to the Board intimate knowledge of the Company's daily operations as the Company's President and CEO, an extensive background in marketing and the retail industry, and significant experience as a senior executive at various public companies.

Mia F. Mends



Director Since: 2021
Age: 47
Committee Memberships:
Audit; Governance and Nominating

Experience: Ms. Mends serves as Chief Executive, C&W Services at Cushman & Wakefield plc, a leading global real estate services firm. Prior to joining C&W Services, Ms. Mends spent a decade in leadership at Sodexo Inc., including serving as Global Chief Diversity & Inclusion Officer and CEO, Impact Ventures from May 2021 to June 2022; Chief Administrative Officer, North America, and leading SodexoMAGIC, a joint venture between Sodexo and Magic Johnson Enterprise, from July 2019 to May 2021; CEO of Benefits & Rewards Services from 2015 until 2019; and Vice President, Sales, for the Americas Region in Sao Paulo, Brazil from 2012 until 2015. Sodexo provides quality of life services, including dining and meal services, vending and convenience services, integrated facilities management services, and healthier workforce initiatives. Before joining Sodexo, she was General Manager of the Prepaid Debit Card Division of Noventis Inc. Ms. Mends holds a BA in economics from Wellesley College and an MBA from Harvard Business School.

Other Boards and Appointments: Ms. Mends serves on the boards of Girls Inc. of Greater Houston and the EMERGE Fellows program and sits on the Business Leadership Council at Wellesley College and the Alumni Board of Harvard Business School. She is also a Corporate Director of Limeade Inc, an employee engagement software company.

Director Qualifications: Ms. Mends brings to the Board expertise in business transformation, strategy, and corporate social responsibility, as well as operational experience in the financial services space.

Yolande G. Piazza



Director Since: 2020
Age: 53
Committee Memberships:
Compensation; Finance

Experience: Ms. Piazza serves as Vice President, Financial Services of Google's Cloud division at Alphabet Inc., an internet-related services and products company, since June 2020. Prior to her current position, she was at Citigroup, Inc., a diversified financial services holding company, serving as CEO of Citi FinTech from March 2017 to June 2020, Chief Operating Officer of Citi FinTech from March 2016 to March 2017, and Chief Administration Officer, Strategy & Planning and Global Shared Functions of Citi Global Operations and Technology from September 2009 to March 2016. She also served in a variety of other executive roles at Citigroup prior to that, including Chief Information Officer of Citi Student Loan Corporation and Senior Vice President – Online Applications and Support for Citigroup – CitiCards Technology.

Other Boards and Appointments: Ms. Piazza is an advisory member of Reputation.com.

Director Qualifications: Ms. Piazza brings to the Board extensive financial services experience, including over 30 years of executive leadership experience building customer centric strategies and products, expertise in digital innovation, and a strong technical transformational and operational background in implementing solutions from ideation to customer adoption.

Victoria J. Reich



Director Since: 2011
Age: 64
Committee Memberships:
Audit (Chair); Finance

Experience: Ms. Reich served as the Senior Vice President and Chief Financial Officer of United Stationers Inc. (now known as Essendant, Inc.), a wholesale distributor of business products, from 2007 until 2011. Prior to that, Ms. Reich spent ten years with Brunswick Corporation, a manufacturer of recreational marine products, where she most recently was President of Brunswick European Group from 2003 until 2006. She served as Brunswick's Senior Vice President and Chief Financial Officer from 2000 to 2003 and as Vice President and Controller from 1996 until 2000. Before joining Brunswick, Ms. Reich spent 17 years at General Electric Company where she held various financial management positions. Ms. Reich holds a Bachelor of Science degree in Applied Mathematics and Economics from Brown University.

Other Boards and Appointments: Ms. Reich is a director of Ecolab Inc., a publicly held provider of water, hygiene, and infection prevention solutions, where she is Chairman of the Audit Committee and a member of the Governance Committee. She is also a director of Ingredion Incorporated, a publicly held ingredient provider, where she is Chairman of the Audit Committee.

Director Qualifications: Ms. Reich brings to the Board extensive financial management experience, operational experience, and executive leadership abilities.

Matthew E. Winter



Director Since: 2017
Age: 65
Committee Memberships:
Audit; Compensation (Chair)

Experience: Mr. Winter served as President, The Allstate Corporation, a publicly held personal lines insurer, from January 2015 until his retirement in February 2018. Prior to serving as President of The Allstate Corporation, he was President, Allstate Personal Lines of Allstate Insurance Company beginning in December 2013 and, prior thereto, he served The Allstate Corporation and Allstate Insurance Company in various executive capacities beginning in 2009. Before joining Allstate, Mr. Winter held numerous senior executive positions at large financial institutions and insurance providers. In addition, he spent more than 12 years on active duty with the United States Army and also practiced law for several years before joining the insurance industry. Mr. Winter earned his Bachelor of Science from the University of Michigan, his Juris Doctor degree from the Albany Law School of Union University, and a Master of Laws from the University of Virginia School of Law. He is also a graduate of Harvard Business School's Advanced Management Program.

Other Board and Appointments: Mr. Winter is currently on the board of ADT Inc., a publicly held provider of monitored security and interactive home and business automation solutions, The Hartford Financial Services Group, Inc., a publicly held investment and insurance company, and The Winter-Lehman Family Foundation, and he previously served on the boards of Feeding America, the Leukemia and Lymphoma Society, the Houston Food Bank, and both the Connecticut and Houston Opera Companies.

Director Qualifications: Mr. Winter brings to the Board extensive leadership experience developed throughout his career at Allstate and with other large financial institutions and insurance providers, as well as significant operations, consumer products, financial services, and enterprise risk management experience.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' THE ELECTION OF EACH OF THE NINE NOMINEES FOR DIRECTOR IN THIS PROPOSAL 1.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors is responsible for overseeing and providing policy guidance on the Company's business and affairs. During the 2022 fiscal year, the Board of Directors held seven meetings. During the 2022 fiscal year, each incumbent director attended at least 75% of the aggregate total number of meetings of the Board of Directors and Board committees of which the director was a member. Overall, our incumbent directors attended over 96% of all Board of Directors meetings and applicable Board committee meetings held during the 2022 fiscal year.

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Finance Committee. The Company's Corporate Governance Guidelines, Code of Business Ethics and Conduct, the Board of Directors Independence Standards (the ''Independence Standards''), and charters for each of the standing committees may be accessed on the Company's Investor Relations website at https://investors.hrblock.com/corporate-governance. These documents are also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Set forth below is a description of the primary duties of each of the standing committees of the Board and its members as of the date of this proxy statement.

Audit Committee	
Committee Members Ms. Reich (Chair) Mr. Johnson Ms. Mends Mr. Winter Ms. Wood[1] Four meetings in fiscal year 2022	■ Approves the appointment of the Company's independent registered public accounting firm ■ Evaluates the independence and performance of such firm ■ Reviews the scope of the annual audit ■ Reviews and evaluates the effectiveness of the Company's internal audit function ■ Reviews the effectiveness of the Company's ERM program and the Company's major financial risk exposures and the steps management has taken related thereto ■ Ensures that the Company has established a system to enforce the H&R Block Code of Business Ethics and Conduct ■ Reviews and discusses with management and the independent registered public accounting firm the audited financial statements and accounting principles See the ''Audit Committee Report'' on page 51. All of the members of the Audit Committee are independent under regulations adopted by the SEC, NYSE listing standards, and the Independence Standards. The Board has determined that each member of the Audit Committee is financially literate under NYSE guidelines and that Mr. Johnson, Ms. Reich, Mr. Winter, and Ms. Wood are each an audit committee financial expert pursuant to the criteria prescribed by the SEC.

[1] Ms. Wood will cease serving on the Audit Committee upon her departure from the Board effective as of the Annual Meeting.

Compensation Committee

Committee Members
Mr. Winter (Chair)
Mr. Cohan
Ms. Gupta
Mr. Johnson
Ms. Piazza

Four meetings in fiscal year 2022

- Reviews and approves the Company's overall executive compensation philosophy, including compensation of the executive officers of the Company and its subsidiaries
- Reviews and formally evaluates the CEO's performance against corporate goals and objectives and approves the CEO's compensation
- Reviews risks related to the Company's compensation policies and practices
- Administers the Company's short-term and long-term incentive compensation plans

See the "Compensation Discussion and Analysis" beginning on page 20. The Compensation Committee may delegate authority to subcommittees as the Compensation Committee deems appropriate and in the best interests of the Company and its shareholders, to the extent permitted by applicable law and the NYSE listing standards. All of the members of the Compensation Committee are independent under NYSE listing standards and the Independence Standards.

Governance and Nominating Committee

Committee Members
Ms. Gupta (Chair)
Mr. Cohan[1]
Mr. Gerard
Ms. Mends[1]

Four meetings in fiscal year 2022

- Reviews and oversees corporate governance matters
- Initiates recommendations of nominations for election as a director of the Company
- Evaluates the performance of the Board
- Recommends the compensation of the non-employee directors of the Company
- Reviews and makes recommendations regarding ESG matters when requested by the Board

All of the members of the Governance and Nominating Committee are independent under NYSE listing standards and the Independence Standards.

[1]   Mr. Cohan and Ms. Mends were appointed to the Governance and Nominating Committee on September 9, 2021.

Finance Committee

Committee Members
Mr. Gerard (Chair)
Mr. Jones
Ms. Piazza[1]
Ms. Reich
Ms. Wood[2]

One meeting in fiscal year 2022

- Provides advice to management and the Board of Directors concerning:
  — Financial structure of the Company
  — Share repurchases, dividends, and other capital allocation decisions
  — Funding of operations of the Company and its subsidiaries
  — Investment of Company funds
- Reviews and makes recommendations to the Board regarding capital allocation and proposed acquisitions, dispositions, mergers, joint ventures, investments, and similar transactions

[1]   Ms. Piazza was appointed to the Finance Committee on September 9, 2021.

[2]   Ms. Wood will cease serving on the Finance Committee upon her departure from the Board effective as of the Annual Meeting.

DIRECTOR COMPENSATION

The Board considers and determines non-employee director compensation each year, taking into account recommendations from the Governance and Nominating Committee. The Governance and Nominating Committee forms its recommendation regarding any proposed changes based on its review of director compensation practices at a specific group of peer companies, based on publicly disclosed information (more discussion of the process for determining our peer group of companies can be found on page 35). Management, in consultation with the Compensation Committee's independent compensation consultant, assists the Governance and Nominating Committee in its review by accumulating and summarizing market data on director compensation levels and practices at our peer group of companies and reviewing external survey sources.

Compensation elements for our non-employee directors for fiscal year 2022 are as follows:

Compensation Element	Amount (annual except for meeting fees)
Annual Cash Retainer[(1)]	$70,000
Annual Equity Retainer[(2)]	$150,000 (payable in deferred stock units (''DSUs''))
Non-Executive Chairman of the Board Retainer[(2)]	$200,000 (payable in DSUs)
Chair Retainer – Audit Committee[(1)]	$20,000
Chair Retainer – All Other Committees[(1)(3)]	$15,000
Board Meeting Fee[(4)]	$2,000 per meeting
Committee Meeting Fee[(5)]	$1,500 per meeting

[(1)] Paid in quarterly installments.

[(2)] Equity grants are generally made immediately following election of directors at the Annual Meeting.

[(3)] Due to his position as non-executive Chairman of the Board, Mr. Gerard has waived his eligibility for the Chair retainer related to his service as Chair of the Finance Committee.

[(4)] Subject to a maximum of ten Board meetings per year.

[(5)] Subject to a maximum of ten committee meetings per year per committee.

As previously disclosed, on June 9, 2021, our Board of Directors approved a change of our fiscal year end from April 30 to June 30. The Company's 2022 fiscal year began on July 1, 2021 and ended on June 30, 2022 (''fiscal year 2022''). As a result, there was a two-month transition period between the end of our fiscal year 2021 and the start of our fiscal year 2022 (the ''Transition Period''). The fiscal year end change also results in our 2022 Annual Meeting, and future annual meetings, being held in November, two months later than the September timeframe of our 2021 annual meeting. To account for the fiscal year end change and to compensate our non-employee directors for the Transition Period, the Board applied a 14/12 proration to the non-employee director DSUs awarded in fiscal year 2022. This proration was applied for fiscal year 2022 only, no separate equity awards were granted for the Transition Period and award amounts reverted to the standard values in fiscal year 2023. Proration of the cash retainers was not necessary, as our fiscal year change did not impact the quarterly timing of cash payments.

DSU awards are fully vested on the grant date. Vested DSUs are held in a deferred compensation account and become payable, in shares of common stock, on the six-month anniversary of termination of service as a director. However, if a non-employee director dies prior to the payment, the balance of the non-employee director's DSU account becomes payable to the non-employee director's beneficiary, in shares of common stock, within ninety days following the non-employee director's death. There are no dividends paid on outstanding DSUs prior to the DSUs becoming payable, but dividend equivalents accumulate and are paid when the DSUs otherwise become payable.

On September 9, 2021, DSUs approximately equal in value to $175,000 were granted to each of the Company's incumbent non-employee directors for the period of service on the Board beginning September 9, 2021 and ending at the 2022 Annual Meeting on November 4, 2022. In addition, DSUs approximately equal in value to $233,333 were granted to Mr. Gerard for serving as the non-executive Chairman of the Board for the period of service beginning September 9, 2021 and ending at the 2022 Annual Meeting on November 4, 2022.

The H&R Block, Inc. 2018 Long Term Incentive Plan (the ''2018 Plan''), which was approved by our shareholders, limits the aggregate equity and cash compensation to $750,000 that can be paid to a non-employee director of the Company in a calendar year. The limit does not apply to incremental compensation paid to a director solely as non-executive Chairman of the Board, provided that such director does not participate in the decision to award that additional compensation. In setting the non-employee director compensation limit, the Governance and Nominating Committee and the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

The Company provides to its non-employee directors free business travel insurance in connection with Company-related travel and, consistent with the benefit provided to our full-time employees, the opportunity to use our tax preparation services for no charge. In addition, the H&R Block Foundation will match gifts by our directors to any qualified not-for-profit organization on a dollar-for-dollar basis up to an annual aggregate limit of $5,000 per director per calendar year.

The Board has adopted stock ownership guidelines applicable to non-employee directors. The non-employee director ownership guidelines require ownership of a level of qualifying equity securities with an aggregate value of at least five times the annual cash retainer paid to them. Until a non-employee director satisfies the applicable holding requirement, the director is required to retain any covered shares (which include shares owned directly or indirectly by such non-employee director, the after-tax value of vested stock option awards, if any, and share equivalents the non-employee director holds in the Company's benefit plans). In addition, Board members are subject to our Insider Trading Policy which, among other things, prohibits hedging and pledging transactions related to Company securities.

DIRECTOR COMPENSATION TABLE

The following table sets forth total director compensation for non-employee directors for the Transition Period and for fiscal year 2022.

Current Directors	Time Period	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Sean H. Cohan	Fiscal Year 2022	$ 91,500	$171,253	—	—	$262,753
	Transition Period	$ 28,000	—	—	—	$ 28,000
Robert A. Gerard	Fiscal Year 2022	$ 91,500	$399,549	—	$4,000	$495,049
	Transition Period	$ 30,000	—	—	—	$ 30,000
Anuradha (Anu) Gupta	Fiscal Year 2022	$111,000	$171,253	—	—	$282,253
	Transition Period	$ 34,750	—	—	—	$ 34,750
Richard A. Johnson	Fiscal Year 2022	$ 96,000	$171,253	—	$5,000	$272,253
	Transition Period	$ 29,500	—	—	—	$ 29,500
Mia F. Mends	Fiscal Year 2022	$ 91,500	$171,253	—	$5,000	$267,753
	Transition Period	$ 27,000	—	—	—	$ 27,000
Yolande G. Piazza	Fiscal Year 2022	$ 89,500	$171,253	—	$5,000	$265,753
	Transition Period	$ 30,000	—	—	—	$ 30,000
Victoria J. Reich	Fiscal Year 2022	$111,500	$171,253	—	$5,000	$287,753
	Transition Period	$ 33,500	—	—	—	$ 33,500
Matthew E. Winter	Fiscal Year 2022	$111,000	$171,253	—	$5,000	$287,253
	Transition Period	$ 35,250	—	—	—	$ 35,250
Christianna Wood[6]	Fiscal Year 2022	$ 91,500	$171,253	—	$5,000	$267,753
	Transition Period	$ 28,500	—	—	—	$ 28,500
Former Directors						
Paul J. Brown[7]	Fiscal Year 2022	$ 5,500	—	—	$5,000	$ 10,500
	Transition Period	$ 26,500	—	—	—	$ 26,500
Bruce C. Rohde[7]	Fiscal Year 2022	$ 7,000	—	—	—	$ 7,000
	Transition Period	$ 33,000	—	—	—	$ 33,000

[1] This column includes, as applicable, the annual cash retainer, meeting fees for each Board and committee meeting attended, and committee retainers earned or paid for services as a director during fiscal year 2022 or in the Transition Period, as applicable.

[2] The dollar amounts represent the grant date fair value under FASB Accounting Standards Codification Topic 718 ''Stock Compensation'' (''ASC 718'') for DSUs awarded during fiscal year 2022 to the non-employee director. The grant date fair value of an award is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8: ''Stock-Based Compensation'' to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2022, as filed with the SEC. As of June 30, 2022, the following DSUs were outstanding: Mr. Brown – 0; Mr. Cohan – 10,298; Mr. Gerard – 248,179; Ms. Gupta – 23,740; Mr. Johnson – 52,446; Ms. Mends – 10,298; Ms. Piazza – 17,965; Ms. Reich – 89,839; Mr. Rohde – 0; Mr. Winter – 38,044; and Ms. Wood – 120,902.

[3] The DSU award value approved by the Board of Directors for fiscal year 2022 was converted into the number of DSUs by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading days ending on the date the DSUs were granted to the non-employee director. The current market value per share generally is the closing sales price of a share of our common stock as reported on the NYSE. However, the grant date fair value of an award computed in accordance with ASC 718 does not utilize such an average. As such, the value approved by the Board for fiscal year 2022 differs from the value reported in this column.

[4] As of June 30, 2022, no non-employee director had any stock options outstanding.

[5] This column represents the H&R Block Foundation matching amount on contributions to 501(c)(3) organizations.

[6] As previously disclosed, Ms. Wood notified the Board on August 16, 2022 that she will not stand for re-election at the Annual Meeting and will cease serving on the Board effective as of that date.

[7] Mr. Brown and Mr. Rohde did not stand for re-election at the Company's annual meeting of shareholders held on September 9, 2021, and therefore ceased to be directors of the Company as of that date.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors operates under Corporate Governance Guidelines (the ''Governance Guidelines'') to assist the Board in exercising its responsibilities. The Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision-making both at the Board level and the management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines also ensure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The Governance Guidelines are not intended to be a static statement of the Company's policies, principles, and guidelines, and are subject to regular assessment and refinement by the Board.

Pursuant to the Governance Guidelines, the Board evaluates its performance on an annual basis through an evaluation process administered by the Governance and Nominating Committee. To protect the directors' anonymity and the integrity of the process, the evaluations are conducted in separate interviews by an independent third party who compiles the responses into a report for the Governance and Nominating Committee. In addition to Board performance, the annual interview includes questions regarding the performance of the individual Board members and the committees of the Board. Results of all evaluations are discussed at appropriate Committee meetings and with the full Board.

Director Service on Other Boards

The Governance Guidelines provide that directors should not serve on more than three other boards of public companies in addition to the Company's Board. Before serving on the board of another public company, directors are required to give prior notice to the Board. The CEO of the Company is not permitted to serve on more than one other board of a public company in addition to the Company's Board and must obtain Board approval prior to serving on the board of any public company. Currently, all director nominees are in compliance with these guidelines.

Mandatory Director Resignation Policies

The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on the election and represented in person or by proxy must promptly tender an irrevocable resignation from the Board, subject only to the condition that it is accepted by the Board. The Governance and Nominating Committee will make a recommendation, and the Board will then act on the tendered resignation, taking into account that recommendation, and publicly disclose its decision and the rationale within ninety days from the date of the certification of the election results. The Governance and Nominating Committee and the Board may consider any factors or other information considered appropriate and relevant in making their respective decisions. The director who tenders the resignation is not permitted to participate in the proceedings with respect to such resignation. If the Board accepts a director's resignation, or if a non-incumbent nominee for director is not elected, then the Board may fill the vacant position or decrease the size of the Board in accordance with the Bylaws.

In addition, the Governance Guidelines provide that any director whose principal employment or major responsibilities materially change must tender a resignation from the Board for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee will make a recommendation regarding, and the Board will then act on, the tendered resignation.

To be eligible to be a nominee for election as a director, a person must deliver to the Company a written agreement that such person will abide by these director resignation requirements.

Independent Chairman and Board Leadership Structure and Accountability

The Company's Articles, Bylaws, and the Governance Guidelines require that the Chairman of the Board be an independent director, not simultaneously serving as CEO or President of the Company, who has not previously served as an executive officer of the Company. As Chairman, Mr. Gerard leads all meetings of the Board, including executive sessions of the non-employee directors held at each regular meeting of the Board.

We believe that our current Board structure creates a positive balance in leadership and accountability, as the functions of CEO and Chairman are significantly different. In addition to balancing responsibilities, we believe that this structure enhances the accountability of the CEO to the Board and strengthens the Board's independence from management. Separating the roles of Chairman and CEO also allows the CEO to focus on running our business and managing the Company

in the best interests of our shareholders. At the same time, our non-executive Chairman handles the separate responsibilities of Board and committee scheduling, Board agendas, and other Board organizational tasks, as well as leading the Board in discussions concerning CEO employment and performance evaluation and speaking on behalf of the Board and the Company regarding corporate governance- and investor relations-related issues.

A Substantial Majority of the Board is Independent

As further described in the Governance Guidelines, the Board believes that a substantial majority of the Board should consist of directors who are independent under NYSE listing standards. As described below, nine of the Board's current ten directors are independent directors within the meaning of the NYSE listing standards and Independence Standards. Mr. Jones is not an independent director under the NYSE listing standards or Independence Standards due to his position as our President and CEO. Assuming all nine director nominees are elected at the Annual Meeting, all of the directors, other than Mr. Jones, will be independent directors within the meaning of the NYSE listing standards and Independence Standards.

NYSE listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Independence Standards to assist the Board in determining whether a director has a material relationship with the Company.

Evaluation of Director Independence

In August 2022, the Board conducted an evaluation of director independence regarding the current directors and nominees for director based on the NYSE listing standards and Independence Standards. In addition, the Board also conducted an evaluation of the independence of each of the members of the Audit, Compensation, and Governance and Nominating Committees in accordance with the requirements of the NYSE listing standards. In connection with this evaluation, the Board considered the responses provided by the directors in their annual director questionnaires and reviewed any relationships between each director or immediate family member and the Company, its subsidiaries, and their employees. As a result of its evaluation, the Board affirmatively determined that Messrs. Cohan, Gerard, Johnson, and Winter and Mses. Gupta, Mends, Piazza, Reich, and Wood are independent. In addition, the Board affirmatively determined that each member of the Audit, Compensation, and Governance and Nominating Committees is independent under all applicable standards.

Code of Ethics

All directors, officers, and employees of the Company must act ethically and in accordance with the policies set forth in the H&R Block Code of Business Ethics and Conduct (the ''Code''). The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with domestic and foreign laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. In support of the Code, we have established a number of channels for reporting potential ethics violations or similar concerns or for guidance on ethics matters, such as via email, telephone, or in-person communications. All individuals have the ability to report concerns or discuss ethics-related matters anonymously.

The Audit Committee has also established procedures for the receipt, retention, and treatment of reports regarding accounting, internal accounting controls, or audit matters, including reports made to the Corporate Secretary by phone at (816) 854-4288 or by email to corporatesecretary@hrblock.com. The Code is overseen by the Company's Chief Ethics Officer, who is appointed by the Audit Committee. To help ensure the Audit Committee's effective oversight of our ethics and compliance program, the Audit Committee regularly receives reports from the Chief Ethics Officer and reviews matters related to the Company's ethics and compliance program. The Company will post any amendments to or waivers of the Code, to the extent applicable to any of the Company's executive officers or directors as required under applicable rules, on our website.

The Code can be accessed on the Company's website at https://investors.hrblock.com/corporate-governance. The Code is also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Succession Planning

The Board recognizes the importance of effective executive leadership to the Company's success. The Company's Board is actively engaged and involved in succession planning. The Board discusses the talent pipeline for specific critical roles, and high-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including economic environment, diversity, recruiting, and development programs.

COMMUNICATIONS WITH THE BOARD

Shareholders and other interested parties wishing to communicate with the Board, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105 or by emailing the correspondence to corporatesecretary@hrblock.com. In addition, our non-executive Chairman and other Board members have made and may in the future make themselves available for consultation and direct communication with significant shareholders.

Please indicate on any written correspondence whether the communication is from a shareholder or other interested party. The Board has instructed the Corporate Secretary and other relevant members of management to examine incoming communications and forward to the Board or individual directors as appropriate, any communication the Corporate Secretary deems relevant to the Board's roles and responsibilities. The Board has requested that certain types of communications not be forwarded, and redirected if appropriate, such as: spam, business solicitations or advertisements, resumes or employment inquiries, service complaints or inquiries, surveys, or any threatening or hostile materials.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Although the Company has no specific policy regarding director attendance at the Company's annual meeting of shareholders, all directors are encouraged to attend. All of the Company's then current directors virtually attended last year's annual meeting.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board has oversight responsibility for managing risk, directly and through its various Committees, and management is responsible for the Company's day-to-day enterprise risk management activities. The Company has an enterprise risk management team and a management Enterprise Risk Committee to support senior management in fulfilling its day-to-day enterprise risk management responsibilities and to support the Board in fulfilling its oversight responsibility for risk management. The Company's Treasurer oversees the activities of the Enterprise Risk Committee, which is made up of Vice Presidents of major business and control functions and members of the enterprise risk management team. The Company's enterprise risk management team, working in coordination with the Enterprise Risk Committee assists the Board in its oversight of enterprise risk management by creating and facilitating a process to identify, prioritize, monitor, and report on risks and mitigation strategies, overseeing regular reporting of risks to the Board and its committees, identifying additional risk mitigation strategies as appropriate, and monitoring emerging risks. The Board is responsible for oversight of risks related to ESG matters and receives regular reports from the Company's Chief People and Culture Officer, including with respect to people development, associate engagement, workforce diversity, and pay equity, to enable it to assess and manage risk related to the Company's workforce.

In fulfilling its oversight role, the Board generally focuses on the adequacy of the Company's risk management and mitigation processes. The Board works with the Company's Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Treasurer to determine the Company's risk tolerance, and works to ensure that management identifies, evaluates, and properly manages the overall risk profile of the Company.

In addition to the discussion of risk at the Board of Directors level, the Board's standing committees also focus on risk exposure as part of their ongoing responsibilities:

Committee of the Board	Areas of Risk Oversight	Additional Information
Audit Committee	Responsible for the oversight of policies and processes pertaining to the Company's ERM program and specifically considers risks and controls relating to, among other things, data and cyber security and the Company's financial statements and financial reporting processes. Responsible for the Code and for reviewing and approving the appointment of the Company's Chief Ethics Officer, who manages the Company's ethics and compliance program.	The Company's Audit Services department assists the Audit Committee and the Board in their oversight of enterprise risk management by ensuring that key risks are included in the audit plan, providing objective assurance to the Board on the effectiveness of risk management processes, and reviewing the management of key risks.
Compensation Committee	Responsible for reviewing the Company's compensation policies and practices (including enterprise risks and compensation design risks) and the relationship among the Company's risk management policies and practices, corporate strategy, and compensation policies and practices.	The Compensation Committee conducts an annual risk assessment related to the Company's compensation programs. For more information, see the discussion on page 20 regarding the Company's compensation policies and practices.
Governance and Nominating Committee	Responsible for reviewing the Company's corporate governance policies and practices and making recommendations to the Board that take into account the management of governance-related risk. Reviews and makes recommendations regarding ESG-related risks when requested by the Board.	In addition, the Governance and Nominating Committee's primary involvement in the director nomination and Board self-evaluation processes assists the Board in reviewing and mitigating risks related to the governance of our Board.
Finance Committee	Responsible for reviewing and approving plans and strategies with respect to financing transactions, acquisitions and dispositions, and other transactions involving financial risks.	The Finance Committee reviews the Company's earnings and free cash flow, its sources and uses of liquidity, compliance with financial covenants, and uses of the Company's cash.

Each of the committee chairs regularly reports to the full Board concerning the activities of the applicable committee, the significant issues it has discussed, and the actions taken by that committee.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the compensation of our named executive officers ("named executive officers" or "NEOs"), including an overview of our compensation philosophy and the elements of our executive compensation program. We also explain how and why the Compensation Committee arrives at specific compensation policies and practices involving our NEOs. For our fiscal year 2022, which ended June 30, 2022, our NEOs included the following:

     

Jeffrey J. Jones II	Tony G. Bowen	Karen A. Orosco	Dara S. Redler	Kellie J. Logerwell	Thomas A. Gerke
President and CEO	Chief Financial Officer	President, Global Consumer Tax and Service Delivery	Chief Legal Officer[1]	Vice President and Chief Accounting Officer	Former General Counsel and Chief Administrative Officer[2]

[1] Ms. Redler joined the Company as Chief Legal Officer effective January 17, 2022.

[2] Mr. Gerke retired as General Counsel and Chief Administrative Officer effective January 17, 2022.

EXECUTIVE SUMMARY

Introduction

Fiscal year 2022 was another strong year of performance for the Company, continuing a positive, multi-year trend. Recent successes include:



The meaningful progress across each Block Horizons strategic imperative includes:

- In **Small Business** tax, we had strong growth in clients and mix, and Wave saw 28% revenue growth year-over-year and new leadership joining to drive the next phase of its growth;

- In **Financial Products**, we launched our mobile banking platform, Spruce[SM]; and

- We drove meaningful results in **Block Experience**, including tripling virtual adoption year-over-year, maintaining strong tax pro productivity, and funding the future with cost savings, including eliminating approximately 40,000 human labor hours with robotic process automation.

All of this resulted in strong financial results in fiscal year 2022. The chart below illustrates our progress since the year ended June 30, 2019, the last normal year prior to the pandemic:

In thousands	Year-ended June 30, 2019	Year-ended June 30, 2022	Change
Total US Returns[1]	19,615	20,483	868K

In millions, except per share amounts			
Revenue	$3,097	$3,463	12%
Net Income	$421	$554	32%
EBITDA[2]	$798	$890	12%
EPS[3]	$2.16	$3.26	51%
Adjusted EPS[2, 3]	$2.39	$3.51	47%
Dividend per Share	$1.01	$1.08	7%
Shares Outstanding	202.0	159.9	(21%)

Note: All amounts represent results from continuing operations. On June 9, 2021, the Board of Directors approved a change of the Company's fiscal year end from April 30 to June 30. As a result, the Company's 2022 fiscal year began on July 1, 2021 and ended on June 30, 2022. The change to the fiscal year end had no impact on the Company's historical consolidated financial position, results of operations, or cash flows. In order to aid in comparability to historical financial data, the Company has recast select unaudited historical financial information and metrics on the basis of a June 30 fiscal year end with respect to the year ended June 30, 2019

[1]   Excluding Free File Alliance returns.

[2]   EBITDA and Adjusted EPS are non-GAAP financial measures. These measures are presented to provide more context regarding the relationship between the Company's financial performance and executive compensation practices. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles (''GAAP'') that are disclosed in this section and for a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see ''Non-GAAP Financial Information'' on page 34 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2022 filed with the SEC on August 16, 2022 and Annex A.

[3]   All per share amounts are based on weighted average fully diluted shares over the corresponding period.

Given the strong results of fiscal year 2022 described above and execution against our Block Horizons 2025 strategy, the fiscal year 2022 STI plan (''2022 STI Plan'') resulted in a total payout of 200.0% of the NEO's respective target opportunity.

Executive Compensation Philosophy

Our executive compensation decisions are influenced by a variety of factors, with the Compensation Committee following the below principles for our executive compensation program:



1 Recruit, retain, and motivate top-caliber executives:	**2** Pay for performance:	**3** Align management and shareholder interests:
Our compensation programs are designed to support our strategic plan by attracting and retaining top talent that act boldly, demand high standards, crave tough problems, and value winning as a team.	We evaluate performance over both short-term and multi-year periods based on (i) the Company's financial, operational, and strategic performance, and (ii) the Company's total return to shareholders over time.	Our executive compensation program and stock ownership guidelines are structured to ensure management interests are aligned with those of our shareholders and to motivate and reward individual initiative and effort.

We believe our executive compensation program is reasonable, competitive, and appropriately balances the objectives of recruiting, retaining, and motivating our executives while rewarding performance and aligning management and shareholder interests.

Fiscal Year 2022 Target Pay Mix for NEOs

The performance-based nature of our NEOs' target total direct compensation (generally, the total compensation package excluding benefits) is illustrated below:



CEO Total Target Direct Compensation

- RSUs 24%
- Base Salary 12%
- STI 19%
- PSUs 45%

64% Performance-Based

Other NEO Total Target Direct Compensation

- RSUs 19%
- Base Salary 26%
- STI 21%
- PSUs 34%

55% Performance-Based

Fiscal Year End Change & Impact on 2022 Compensation

In June of 2021, our Board of Directors approved a change of our fiscal year end from April 30 to June 30. The Company's 2022 fiscal year began on July 1, 2021 and ended on June 30, 2022 (''fiscal year 2022''). This fiscal year end change allowed for better alignment of completed tax seasons in comparable fiscal periods to help mitigate challenges relating to extended tax filing deadlines, such as those that occurred in fiscal years 2020 and 2021, as well as better alignment with our corporate tax quarters. As a result of this change in our fiscal year end, there was a two-month transition period between the end of our fiscal year 2021 and the start of our fiscal year 2022 (which we refer to as the ''Transition Period''). To account for the fiscal year end change and to compensate our NEOs for the Transition Period, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 short-term incentive (''STI'') and long-term incentive (''LTI'') target award opportunities. This proration was applied for fiscal year 2022 only and no separate STI or LTI awards were granted for the Transition Period.

2022 Incentive Design Changes

During fiscal year 2021, the Compensation Committee undertook a comprehensive redesign of our executive compensation program in order to better align our compensation practices with our Block Horizons 2025 strategy. Compensation Advisory Partners LLC (''CAP''), the Committee's independent compensation consultant, assisted in the redesign. As a result of that review, the Compensation Committee made the following key changes for our fiscal year 2022 executive compensation program:

- In the STI program, the prior Market Share metric was replaced with a strategic goal, which for fiscal year 2022 was a pre-established cost savings metric tied to our Block Horizons 2025 strategy;

- Incorporated an individual performance modifier of +/- 25% to the funded STI award to further link individual executive's pay to execution of the Block Horizons strategy; and

- In the LTI program, the equity mix was adjusted, increasing performance share units (''PSUs'') to 65% and eliminating market stock units (''MSUs''), resulting in a mix of 65% PSUs and 35% restricted share units (''RSUs''), and measured cumulative EBITDA from continuing operations over the full three-year performance period for the PSUs.



Individual Modifier +/- 25%

- "Fund the Future" Cost Savings 20%
- H&R Block Pre-tax Earnings - Continuing Operations 40%
- H&R Block Revenues - Continuing Operations 40%

The Compensation Committee continues to believe that EBITDA from continuing operations is a driver of sustained value creation over the longer term and shifting to a cumulative three-year goal enhances executive focus on long-term value and reduces the impact of one-year fluctuations on payouts. Shifting to PSUs as the sole performance-based vehicle simplifies the program and aligns with broader market norms. This change also places greater focus on Company financial results that are reflective of the longer-term Block Horizons objectives, while maintaining an emphasis on relative stock price performance from the total shareholder return (''TSR'') modifier. The PSU payout curve was adjusted from being curvilinear with threshold payouts starting at 0% of target, to using straight-line interpolation from threshold to maximum with threshold payouts starting at 50% of target. The Compensation Committee and Board believe these changes better align pay with key indicators of performance over both the short- and long-term.

CEO Employment Agreement

On November 4, 2021, the Company and Jeffrey J. Jones II, the Company's President and Chief Executive Officer, entered into a new Employment Agreement (the ''Employment Agreement''), which replaced Mr. Jones's prior Employment Agreement dated August 21, 2017. The Employment Agreement: (1) has a five-year term (until November 4, 2026); (2) continues Mr. Jones's base salary at $995,000; (3) beginning in fiscal year 2022, sets target STI at 150% of base salary; and (4) beginning in fiscal year 2023, sets target annual LTI at $6.2 million. Mr. Jones's target total compensation increased by approximately 12% under this new contract. This represents the first increase in his compensation since he joined the company in 2017. The Compensation Committee and Board believe this increase is appropriate to retain, motivate, and fairly compensate Mr. Jones given his strong performance and the competitive market.

New Chief Legal Officer

Thomas A. Gerke retired from his position as General Counsel and Chief Administrative Officer effective January 17, 2022. Upon his retirement as General Counsel and Chief Administrative Officer, he continued as an employee of the Company at a reduced base salary to assist with the transition to the Company's new Chief Legal Officer, and he has now retired from the Company. Dara S. Redler joined the Company as Chief Legal Officer effective January 17, 2022. Ms. Redler received a cash hiring bonus of $225,000 and a sign-on RSU award valued at $475,000. The Compensation Committee believed that such sign-on awards were necessary and appropriate to attract Ms. Redler given the competitive talent market for qualified legal executives. CAP reviewed proxy peer data as well as survey data to assist the Committee in determining an appropriate pay package for Ms. Redler.

ENGAGEMENT WITH OUR SHAREHOLDERS

During fiscal year 2022, our Investor Relations team proactively reached out to our top 20 shareholders after each earnings call and material news announcement, and created opportunities for shareholders to interact with our management team through various channels including one-on-one meetings, conferences, non-deal road shows, and other events. These engagements have provided management and the Board with valuable insights into our shareholders' perspectives on our executive compensation program, governance practices, and other matters of importance to them; and we intend to continue these practices regularly. At our 2021 annual meeting, shareholders approved our executive compensation program on an advisory basis with approximately 96% of votes cast in favor of the proposal, which we believe demonstrates strong shareholder support of our compensation program and practices.

EXECUTIVE COMPENSATION PRACTICES

The Compensation Committee regularly reviews best practices in executive compensation and governance and revises our policies and practices when appropriate. The table below highlights our current compensation practices that we believe demonstrate alignment with our shareholders' long-term interests, legal and regulatory developments, and corporate governance trends.

What We Do	*What We Don't Do*
✓ Tie pay to performance.	✗ No executive employment contracts except with Mr. Jones, our CEO.
✓ Engage in a rigorous target-setting process.	✗ No excise tax gross-ups.
✓ Mitigate undue risk through substantial emphasis on long-term equity incentives, caps on potential payments, and clawback provisions.	✗ No individual change in control agreements, except for certain double-trigger provisions in Mr. Jones's employment agreement.
✓ Provide modest post-termination benefits and double-trigger change in control severance payment provisions.	✗ No dividends on any unvested equity awards; dividend equivalents accrue and are payable only upon vesting of the underlying award.
✓ Require double-trigger vesting of equity awards in the event of a change in control.	✗ Expressly prohibit hedging, pledging and the use of margin accounts related to our stock.
✓ Provide only minimal perquisites in our ongoing compensation program that we believe have a sound benefit to the Company.	✗ Expressly prohibit the repricing of stock options and stock appreciation rights without shareholder approval.
✓ Have rigorous stock ownership and retention guidelines for our executives.	✗ Do not allow cash buyouts for stock options or stock appreciation rights with zero intrinsic value.
✓ Impose minimum vesting periods for all executives' equity awards.	
✓ Use of an independent compensation consultant by the Compensation Committee.	

Executive Compensation Determination Process

The Compensation Committee holistically considers a variety of factors when making decisions regarding the recruitment, retention, and motivation of our executives. These factors, as they relate to setting target executive compensation opportunities, include:



The Compensation Committee annually reviews tally sheets of all components of our compensation program for each of our NEOs. As a part of this process, the Compensation Committee also reviews the total value of each executive's stock-denominated compensation and the potential termination costs for each of our NEOs.

Based on this information and the input of the Committee's independent compensation consultant, the Compensation Committee members analyze each NEO's target total direct compensation and set it at a level that is reasonable and competitive, and that appropriately balances the objectives of our compensation program.

FISCAL YEAR 2022 EXECUTIVE COMPENSATION PROGRAM SUMMARY

Key elements of our fiscal year 2022 NEO compensation program are summarized below. Pay is based on the Company's performance against specific pre-established annual and multi-year financial, operational, and strategic performance goals, and the Company's total return to shareholders over time.

	Component	Purpose	Characteristics
Fixed	**Base Salary**	Compensates for scope and level of responsibility, experience, and sustained individual performance.	Fixed component; any increases are merit-driven and based on the executive's individual performance and Peer Group and survey data.
Performance-Based	**STI**	Motivates and rewards achievement of pre-established annual financial, operational, and strategic performance objectives.	Performance-based cash opportunity tied directly to our business plan; actual payouts vary based on achievement of specific performance objectives.
	PSUs	Motivates and rewards achievement of multi-year performance objectives that enhance shareholder value.	Performance-based equity opportunity; amounts realized will vary based on actual financial results and stock price over a three-year period.
Retentive Stock Awards	**RSUs**	Creates a balanced long-term incentive program, helping to manage equity utilization while aligning to market practice.	Time-based, three-year ratable vesting provides meaningful retentive value; improved stock price performance enhances overall value of awards.
Other	**Retirement, Health and Welfare Benefits**	Offers market-competitive health insurance options and income replacement upon retirement, death, or disability.	Generally the same as those available to all employees, including benefits under a group health plan, a group life insurance program, and a 401(k) plan with Company matching.
	Perquisites	Provides modest benefits that promote health, safety, and work-life balance.	An immaterial component of our ongoing executive compensation program.

FISCAL YEAR 2022 COMPENSATION PROGRAM

NEO Compensation Levels

The Compensation Committee establishes compensation levels based on the factors described above under ''Executive Compensation Determination Process'' and below under ''Compensation Benchmarking.'' Annual merit increases for our NEOs, other than the CEO, are based on evaluation of performance by the CEO and the Compensation Committee, the Company's performance and outlook for the upcoming fiscal year, and NEO compensation data from our Peer Group companies as well as survey data.

As previously reported, as a part of expense management initiatives in response to the COVID-19 pandemic and the extended tax season, all NEO annual base salaries remained unchanged for fiscal year 2021. For fiscal year 2022, total target direct compensation ("TTDC") levels for our NEOs were as follows (prior to the proration for the Transition Period discussed below):

Officers	Annual Base Salary ($)	STI Target ($)	LTI Target ($)	TTDC ($)	TTDC % Increase from Fiscal Year 2021
Jeffrey J. Jones II[1]	$995,000	$1,492,500	$5,500,000	$7,987,500	3.2%
Tony G. Bowen	$618,000	$ 556,200	$1,600,000	$2,774,200	13.7%
Karen A. Orosco	$600,000	$ 540,000	$1,300,000	$2,440,000	13.8%
Dara S. Redler[2]	$500,000	$ 450,000	—	$ 950,000	N/A
Kellie J. Logerwell	$270,000	$ 135,000	$ 260,000	$ 665,000	3.9%
Thomas A. Gerke[3]	$600,000	$ 480,000	$1,100,000	$2,180,000	0.0%

[1] As described above under CEO Employment Agreement, the LTI Target increase for Mr. Jones is effective for fiscal year 2023, and so is not contemplated in this table.

[2] Ms. Redler started employment with the Company on January 17, 2022, and received a pro-rated fiscal year 2022 STI award ($203,425, or 45%) based on her start date. She received cash and LTI sign-on awards but did not receive a fiscal year 2022 annual LTI award.

[3] Represents Mr. Gerke's compensation level as the Company's General Counsel and Chief Administrative Officer until his retirement on January 17, 2022.

The TTDC increase for Mr. Bowen was intended to recognize his contributions to the Company's performance in fiscal year 2021 and the critical role he plays in the Company's Block Horizons 2025 strategy. The TTDC increase for Ms. Orosco was intended to recognize her promotion in June 2021 to President, Global Consumer Tax and Service Delivery, which resulted in a substantial increase in scope and responsibility, as well as her leadership through two challenging tax seasons, contributing to the Company's fiscal year 2021 performance. The increases for Mr. Bowen and Ms. Orosco, a mix of increases to base salary and incentives, also take into account market data for comparable positions within our Peer Group and survey data. The TTDC increase for Ms. Logerwell was intended to recognize her performance during fiscal year 2021, including her leadership in implementing the Company's fiscal year end change.

To account for the fiscal year end change and to compensate our NEOs for the Transition Period, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 STI and LTI target award opportunities. This proration was applied for fiscal year 2022 only, no separate STI or LTI awards were granted for the Transition Period, and target amounts reverted to the standard values in fiscal year 2023. No proration for the fiscal year end change was applied to Ms. Redler's compensation, given her start date after the transition period.

Final prorated STI and LTI target amounts for applicable NEOs for fiscal year 2022 are as follows:

Officers	STI Prorated Target ($)	LTI Prorated Target ($)
Jeffrey J. Jones II	$1,741,250	$6,416,667
Tony G. Bowen	$ 648,900	$1,866,667
Karen A. Orosco	$ 630,000	$1,516,667
Kellie J. Logerwell	$ 157,500	$ 303,333
Thomas A. Gerke	$ 560,000	$1,283,333

Short-Term Incentive Compensation

Overview

Our executive STI compensation is designed to compensate executives primarily for achieving pre-established performance objectives that relate to our fiscal year business plan. STI compensation is provided under our shareholder-approved Executive Performance Plan. Under the Executive Performance Plan, the Compensation Committee may exercise

discretion to modify the actual amounts to be paid to each executive, if any, based on subjective determinations or performance against additional objective performance metrics. Performance criteria and objectives may be adjusted, as necessary, to prevent reduction or enlargement of an award as a result of extraordinary events generally outside the executives' control.

As a part of the compensation redesign discussed above, in June 2021 the Compensation Committee approved the following STI plan design for fiscal year 2022:



- Retained Revenue from Continuing Operations and Pre-Tax Earnings from Continuing Operations metrics used in prior years.

- Replaced prior Market Share metric with a strategic goal, which for 2022 is a pre-established cost savings metric tied to our Block Horizons 2025 strategy.

- Incorporated an individual modifier that can adjust the funded payout +/- 25% in order to motivate strong individual performance and tie each executive's pay to individual execution of the Block Horizons strategy.

- Maintained our fiscal year 2021 approach to threshold and maximum performance; total payout cannot exceed 200% of target.

This approach maintains the balance between the top- and bottom-line metrics while also reinforcing an alignment with the Company's strategy and recognizing individual accomplishments that may also contribute to Block Horizons 2025 success.

Target Awards

STI target opportunities for our NEOs are intended to place a significant portion of our NEOs' annual cash compensation at risk and to provide competitive total cash compensation opportunities. STI payouts can range from 0% (or 50% if all threshold goals are achieved) to 200% of each NEO's target STI opportunity, based on performance against pre-established metrics and payout curves.

Each year, the Compensation Committee approves a target opportunity for STI compensation for each NEO that is a percentage of base salary. The target opportunities applicable to our NEOs for fiscal year 2022 are shown in the table below. Additionally, as described above, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 STI target award opportunities to account for the Transition Period.

Officers	Target Opportunity (as a % of Base Salary)	Annual Target Opportunity ($)	Prorated Target Opportunity ($)
Jeffrey J. Jones II	150%	$1,492,500	$1,741,250
Tony G. Bowen	90%	$ 556,200	$ 648,900
Karen A. Orosco	90%	$ 540,000	$ 630,000
Dara S. Redler[1]	90%	$ 450,000	N/A
Kellie J. Logerwell	50%	$ 135,000	$ 157,500
Thomas A. Gerke	80%	$ 480,000	$ 560,000

[1] Ms. Redler's fiscal year 2022 STI target award was not subject to the 14/12 proration, as she commenced employment with the Company after the Transition Period. Consistent with Company policy, Ms. Redler's 2022 STI target was prorated to $203,425 (45%) based on her January 17, 2022 start date.

In June 2021, the Compensation Committee approved the fiscal year 2022 STI performance objectives applicable to our executives that are summarized in the graphic below. The Compensation Committee believes that the levels set for the performance metrics, at the time when they were set, appropriately incentivized our executives to meet the Company's Board-approved fiscal year 2022 operating plan and execute on our enterprise strategy by providing realistically achievable metrics, while ensuring that such metrics were sufficiently challenging.

Target vs. Actual STI Awards

The following formula is used to calculate the payout awarded for fiscal year 2022 STI compensation (prorated to account for the Transition Period):



As a result of our strong performance in fiscal year 2022, each of our NEOs received fiscal year 2022 STI compensation of 200.0% of the NEO's respective target opportunity. The Company's results for each performance metric were as follows:

Criteria	Threshold (50%)	Target (100%)	Maximum (200%)	Weight	Result	Payout Percentage
Revenue from Continuing Operations[1]	$3,179.8	$3,312.3	$3,411.7 — $3,467.6	40%	200%	80%
Pre-Tax Earnings from Continuing Operations[1],[2]	$511.7	$562.3	$612.9 — $660.6	40%	200%	80%
Fund the Future Savings[1],[3]	$31.85	$35.00	$38.15 — $44.0	20%	200%	40%
			Total Payout Percentage			200.0%

Note: The criteria, objectives, and results in this table are disclosed in the limited context of our executive compensation program and should not be deemed to apply in other contexts.

[1] The performance metrics were tied to the 12-month fiscal year 2022 results for consistency with the Company's Board-approved fiscal year 2022 operating plan, the Company's fiscal year 2022 financial outlook, and our enterprise strategy. The Revenue and Pre-Tax Earnings from Continuing Operations targets were set at a level below reported results for the prior year period due to the impacts of the 2020 tax season extension on prior year results. Fiscal year 2022 results are not comparable to the prior year period, as the 2020 tax deadline was extended to July 15 of that year due to the pandemic. As a result, 15 days of tax season 2020 were included in reported results for the year ended June 30, 2021. Fiscal year 2022 targets were set at levels higher than normalized prior year results that remove the impacts of the tax season extension and non-recurring stimulus-related card activity. See our fiscal year 2022 earnings release issued on August 9, 2022 for more information on normalized results.

[2] Pre-Tax Earnings from Continuing Operations includes consolidated net earnings for fiscal year 2022 attributable to continuing operations before the deduction of income taxes (in millions).

[3] The Fund the Future Savings strategic goal is a cost savings metric tied to the Company's Block Horizons "Fund the Future" enabler. Cost savings is calculated based on cost savings as compared to fiscal year 2021 in specific identified areas tied to Block Horizons, including compensation savings, footprint optimization savings, reductions in client service call center costs, cost savings related to the transition in bank partner, and other miscellaneous cost savings and efficiency efforts.

The table below shows each NEO's target opportunity and actual amount earned under our fiscal year 2022 STI program with the adjustment for the fiscal year end change. Given the 200.0% payout percentage at maximum under the plan, the Compensation Committee considered, but determined not to apply any individual modifiers to decrease any individual payouts for fiscal year 2022, given the strong individual performance of each of our NEOs.

Officers	Annual Target STI Opportunity ($)	Payout at 200% of Target ($)	Prorated Annual Target STI Opportunity ($)	Final Payout at 200% of Target Prorated for Fiscal Year End Change
Jeffrey J. Jones II	$1,492,500	$2,985,000	$1,741,250	$3,483,863
Tony G. Bowen	$ 556,200	$1,112,400	$ 648,900	$1,298,308
Karen A. Orosco	$ 540,000	$1,080,000	$ 630,000	$1,260,493
Dara S. Redler[1]	$ 450,000	$ 406,849	N/A	$ 406,849
Kellie J. Logerwell	$ 135,000	$ 270,000	$ 157,500	$ 315,123
Thomas A. Gerke	$ 480,000	$ 960,000	$ 560,000	$1,120,438

[1]   Ms. Redler's 2022 STI was prorated 45% (5.5/12) based on her start date of January 17, 2022.

Long-Term Incentive Compensation

Overview

We believe that a significant portion of each NEO's compensation should depend on the long-term value we create for our shareholders. Our LTI compensation is equity-based and is designed to support multiple objectives, including:

- aligning management's interests with those of our shareholders;

- tying compensation to the attainment of long-term financial and operating goals and strategic objectives to drive long-term value creation;

- ensuring that realized compensation reflects changes in shareholder value over the long term; and

- recruiting, retaining, and motivating highly skilled executives.

Generally, the Company awards equity-based compensation on an annual basis within ninety days of the beginning of each fiscal year. From time to time, the Company also awards equity-based compensation as part of an employment offer or promotion or, in certain limited instances, as a special award.

The fiscal year 2022 award agreements are filed as exhibits to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2021. The grant date for these fiscal year 2022 awards was August 31, 2021 to align with the Company's new fiscal year.

Fiscal Year 2022 Performance-Based LTI

For fiscal year 2022, our NEOs received a mix of equity-based incentive awards as shown in the chart, each of which is explained below.

At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout for PSUs, as well as the resulting final number of units earned by each executive. There are no dividends paid on outstanding LTI during the vesting period, but dividend equivalents accumulate and are paid to the extent the award ultimately vests. Unvested units do not carry voting rights.

As described above, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 LTI target award opportunities to account for the Transition Period.



Performance Share Units



- PSUs establish a clear connection between NEOs' compensation and the achievement of goals that are important for long-term value creation.
- The PSUs granted in fiscal year 2022 give a participating NEO the opportunity to earn an initial payout, ranging from 0% (or 50% if all threshold goals are achieved) to 200% of target, based upon the Company's performance against a pre-established performance metric. This initial payout is then modified based on the Company's TSR over the performance period relative to the S&P 400 index.

For PSUs granted in fiscal year 2022:

- Performance is measured over a three-year period beginning on July 1, 2021 and ending on June 30, 2024.

- The pre-established performance metric is three-year cumulative EBITDA from continuing operations ("EBITDA"). The Compensation Committee selected EBITDA as the performance metric because it believes EBITDA from continuing operations is a driver of sustained value creation over the longer term.

- The initial payout is then modified based on the Company's TSR over the performance period relative to the S&P 400 index, as follows, but payouts are capped at 200%:



The specific performance goals for PSUs are not disclosed at this time given their competitive sensitivity, but will be disclosed upon completion of the performance period in future proxy statements.

The following formula is used to calculate the final number of earned PSUs, subject to the overall 200% cap:

Target PSU Grant	X	Performance Percentage (0 to 200%)	X	TSR Modifier (75% to 125%)	=	Number of PSUs Earned

Executives are required to hold at least 50% of the gross shares earned upon vesting of the PSUs for a period of one year after the vesting date. In addition, vested equity is subject to stock ownership guidelines that may extend the one-year period if the guidelines have not yet been met.

<u>Restricted Share Units</u>



- RSUs link our NEOs' compensation with shareholders' interests as their value fluctuates with fluctuations in our stock price.
- The RSUs granted in fiscal year 2022 vest ratably over three years, providing a retention incentive for NEOs.

<u>Fiscal Year 2022 LTI Vesting Provisions</u>

PSUs generally vest on the third anniversary of the grant date. RSUs generally vest in one-third annual increments beginning on the first anniversary of the grant date. However, certain special grants may have a different vesting schedule. Awards may vest upon termination of employment prior to the vesting date under certain circumstances, as described below under ''Termination of Employment, Severance, and Transition Arrangements.''

Fiscal Year 2022 LTI Compensation Awards

For fiscal year 2022, the Company awarded our NEOs PSUs and RSUs in the amounts shown below. The fiscal year 2022 PSUs are performance-based and will vest on August 31, 2024 and the fiscal year 2022 RSUs vest in one-third annual increments beginning on August 31, 2022.

Officers	*Annual Award Value ($)*	*Prorated Award Value ($)[(1)]*	*PSUs (#)[(1)]*	*RSUs (#)[(1)]*
Jeffrey J. Jones II	$5,500,000	$6,416,667	154,076	87,557
Tony G. Bowen	$1,600,000	$1,866,667	44,823	25,472
Karen A. Orosco	$1,300,000	$1,516,667	36,418	20,696
Kellie J. Logerwell	$ 260,000	$ 303,333	7,284	4,140
Thomas A. Gerke	$1,100,000	$1,283,333	30,816	17,512

[(1)] Represents the value of our annual LTI compensation program awards, which are subject to rounding. These award values are converted into: (i) the number of PSUs based on the Monte Carlo valuation model as of the grant date and (ii) the number of RSUs based on the closing price of one share of common stock on the grant date. The number of PSUs or RSUs resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit, such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718. The number of PSUs and RSUs reflected in the chart above are calculated based on the prorated annual award value to account for the Transition Period. As discussed above, Ms. Redler received LTI sign-on awards in connection with joining the Company, but she did not receive a fiscal year 2022 annual LTI award.

VESTING AND PERFORMANCE-BASED PAYOUTS OF FISCAL YEAR 2020 PSUS AND MSUS

Our executives, including our NEOs (other than Ms. Redler who was not employed by the Company at the time), received PSUs and MSUs in fiscal year 2020. Performance for these PSUs and MSUs was based on a three-year period beginning on May 1, 2019 and ending on April 30, 2022. Performance was certified, and the overall payout was approved by the Compensation Committee in August 2022. Measurement of performance for the outstanding PSUs and MSUs awarded prior to fiscal year 2022 continues to be based on our prior fiscal year period (May 1 to April 30), pursuant to the terms of the applicable award agreements and as determined by the Compensation Committee.

Fiscal Year 2020 PSUs

Under the terms of the award agreements for fiscal year 2020 PSUs, a participating executive had the opportunity to earn an initial payout based upon the Company's performance against pre-established EBITDA performance. The Committee selected a preset level of EBITDA growth for each year of the performance period.

The result for each year was averaged over the three-year period to determine the initial payout (the ''EBITDA Percentage''). This initial payout was then modified based on the Company's TSR relative to the S&P 500 index over the performance period. The TSR modifier could increase or decrease the payout by up to 25% of the initial payout amount. However, notwithstanding the result of that calculation, the maximum earned amount was capped at 200%.

Based on the Company's results relative to the preset thresholds, targets, and maximums, the Compensation Committee approved the below results and applicable EBITDA performance. No adjustments were made to account for the impacts of the COVID-19 pandemic and extended tax filing deadlines.



Fiscal Year[1]	Metric	Threshold (0%)	Target (100%)	Maximum (200%)	EBITDA Percentage
2020	EBITDA Growth[2]	-6.2%	.0.5%	9.2%	0%
2021	EBITDA Growth[3]	-3.6%	3.4%	12.3%	200%
2022	EBITDA Growth[3]	-2.8%	4.2%	13.2%	200%
			Overall EBITDA Percentage		**133.3%**

[1]   ''Fiscal Year'' for PSU purposes refers to the applicable May 1 to April 30 period.

[2]   EBITDA from Continuing Operations is defined as earnings of the Company from continuing operations excluding interest expense, taxes, depreciation and amortization.

[3]   EBITDA Annual Growth means the year-over-year percentage change in EBITDA from Continuing Operations from one fiscal year to the immediately subsequent fiscal year in the Performance Period.

The Compensation Committee then applied a TSR modifier of 110.8% based on the Company's TSR over the performance period, which ranked in the 63rd percentile. Based on the performance percentage and the TSR modifier, our NEOs received 147.7% of the PSUs they were initially granted, as well as additional shares of common stock representing dividend equivalents accrued on the number of shares that ultimately vested. The table below shows the target-level opportunity and actual award with respect to the PSUs granted to each of our NEOs in fiscal year 2020:

Officers	PSUs Outstanding (#)[1]		EBITDA Percentage		TSR Modifier		Actual Shares Received (#)[2]
Jeffrey J. Jones II	105,148.9						155,298
Tony G. Bowen	24,854.2						36,709
Karen A. Orosco	21,029.8	x	133.3%	x	110.8%	=	31,060
Kellie J. Logerwell	4,780.6						7,061
Thomas A. Gerke	21,029.8						31,060

[1]   The number of PSUs outstanding includes dividend equivalents accrued on the number of PSUs granted in fiscal year 2020. The PSUs outstanding, EBITDA Percentage, and TSR Modifier are rounded to the nearest tenth.

[2]   The number of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation and are rounded up to the next whole share.

As described above, the mandatory post-vesting holding requirement requires that the executive hold at least 50% of the gross shares earned upon vesting of the PSUs for a period of one year after the vesting date.

Fiscal Year 2020 MSUs

Under the terms of the award agreements for MSUs granted in fiscal year 2020, if certain performance thresholds described below were met, a participating executive had the opportunity to earn a payout between 50% and 200% of the executive's target number of MSUs based on the difference between the Grant Date Price and the Ending Date Price. The grant date for the fiscal year 2020 MSUs was June 30, 2019 and the performance period was May 1, 2019 to April 30, 2022.

The vesting of MSUs was subject to two thresholds, both of which must have been satisfied for any payout to occur:

▪ **First**, the Ending Date Price must be greater than or equal to 50% of the Grant Date Price

  ◦ "Ending Date Price" is the average of the Company's stock price for the five consecutive trading days beginning on the date the Company's Annual Report on Form 10-K is filed with the SEC for the last fiscal year within the performance period. Given the Company's fiscal year end change, the Compensation Committee determined to use June 16, 2022 (the average historical date for Form 10-K filings) as the beginning date for this calculation, so as to best capture the original intent of the award design

  ◦ "Grant Date Price" is the Company's stock price for the five consecutive trading days ending on the grant date

▪ **Second**, the Company's average return on invested capital ("ROIC") must be greater than or equal to 14%

  ◦ "ROIC," as defined in the award agreement, is calculated over the three-year performance period

  ◦ The Compensation Committee selected ROIC as it believes the investment community considers this metric to be an effective measure of capital efficiency

If the performance thresholds are met, the number of MSUs earned is calculated based on the ratio of the average of the Grant Date Price and the Ending Date Price. Based on the Company's results, the Compensation Committee certified that both thresholds were achieved and approved a performance percentage of 118.5%, representing an MSU Ending Date Price of $33.68 divided by the MSU Grant Date Price of $28.41.

The table below shows the target opportunities and actual awards under our fiscal year 2020 MSU program for our NEOs:

Officers	MSUs Outstanding (#)[1]		Performance Percentage		Actual Shares Received (#)[2]
Jeffrey J. Jones II	55,411.5				65,688
Tony G. Bowen	13,098.1				15,528
Karen A. Orosco	11,082.8	x	**118.5%**	=	13,138
Kellie J. Logerwell	2,519.5				2,987
Thomas A. Gerke	11,082.8				13,138

[1] The number of MSUs outstanding includes dividend equivalents accrued on the number of MSUs granted in fiscal year 2020. The MSUs outstanding and Performance Percentage are rounded to the nearest tenth.

[2] The number of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation and are rounded up to the next whole share.

FISCAL YEAR 2023 COMPENSATION PROGRAM

NEO Compensation Levels

In August 2022, the Compensation Committee approved the TTDC for fiscal year 2023 shown in the table below.

Officers	Annual Base Salary ($)	STI Target ($)	LTI Target ($)	TTDC ($)	TTDC % Increase from Fiscal Year 2022
Jeffrey J. Jones II	$995,000	$1,492,500	$6,200,000	$8,687,500	8.8%
Tony G. Bowen	$642,700	$ 578,430	$1,700,000	$2,921,130	5.3%
Karen A. Orosco	$624,000	$ 561,600	$1,300,000	$2,485,600	1.9%
Dara S. Redler	$520,000	$ 468,000	$ 950,000	$1,938,000	2.0%
Kellie J. Logerwell	$280,800	$ 140,400	$ 270,000	$ 691,200	3.9%

The Compensation Committee approved the fiscal year 2023 STI and LTI plans in August 2022 and made no material changes to the plans or equity mix used in fiscal year 2022. The fiscal year 2023 award agreements are filed as exhibits to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2022. The specific goals for each metric are not disclosed at this time given their competitive sensitivity but will be disclosed upon completion of the performance period in the Compensation Discussion and Analysis section of the applicable proxy statement.

The Committee's rationale for Mr. Jones's TTDC increase is described above under ''CEO Employment Agreement.'' TTDC increases for our NEOs were based on a competitive review of peer proxy and market survey data as well as individual performance. These increases were modest and generally aligned with the merit increases received by our broader employee population.

The Compensation Committee also approved an additional one-time special grant for Ms. Orosco of $400,000. Ms. Orosco's additional grant was intended to recognize her leadership responsibility for the Marketing & Experience Group for the majority of fiscal year 2022. Ms. Orosco's additional grant will be combined with her annual LTI grant and will be allocated between PSUs (65%) and RSUs (35%), consistent with annual grant practices.

OTHER BENEFITS

The Company provides certain benefits to all full-time employees, including employer matching contributions to our qualified retirement plan, an employee stock purchase plan that permits purchases of our common stock at a discount, life insurance, health and welfare benefit programs, and the opportunity to use our tax preparation services for no charge. Benefits for executives generally are the same as benefits for all other full-time employees, except that NEOs and certain key employees may participate in our executive group life insurance program and our deferred compensation plan and are entitled to certain relocation benefits as described below. Mr. Jones is also permitted certain minimal personal use of the Company's fractional share of a private aircraft as described below. We have structured our executive benefit program to be consistent with our philosophy of emphasizing performance-based elements in our executive compensation program. Perquisites represent an immaterial element of our ongoing executive compensation program.

The Company offers a group life insurance program to executives that provides death benefits up to three times the participating executive's annual base salary. The death benefits are payable to beneficiaries designated by the participating executive.

Our deferred compensation plan is designed to assist our executives in building retirement savings by offering participants the opportunity to defer their receipt of base salary and STI compensation.

The Company also provides relocation benefits to eligible employees under our Executive Homeowner Relocation Policy. These relocation benefits generally cover certain common relocation expenses and are subject to a clawback requirement.

Aircraft Usage

The Company leases a fractional share of a private aircraft to allow executives to safely and efficiently travel for business purposes given our large, distributed retail footprint and franchise operations in many locations not accessible by commercial airlines. The corporate aircraft allows our executives to be far more productive than commercial flights given that the corporate aircraft provides a confidential, safe, and productive environment in which to conduct business. Beginning in fiscal year 2021, the Compensation Committee approved Mr. Jones's usage of the private aircraft for personal travel up to a specified maximum per fiscal year. For fiscal year 2022, the Committee approved a maximum of 30 hours for personal travel. The Committee approved this usage taking into consideration health concerns due to the ongoing COVID-19 pandemic, concerns over Mr. Jones's personal safety, and to increase Mr. Jones's time available for business purposes. No tax gross-up is provided to Mr. Jones on this benefit.

COMPENSATION BENCHMARKING

We benchmark our executive compensation practices relative to publicly-disclosed information for a defined group of peer companies, which for fiscal year 2022 is set forth below (the ''Peer Group''). We also review compensation data from multiple general industry survey sources, comparing companies of relevant total revenue size and positions of comparable duties for each of the NEOs. For fiscal year 2022, these survey sources were the Radford Global Compensation Survey and the Willis Towers Watson General Industry Executive Compensation Survey. The Compensation Committee reviews summary survey and Peer Group data to confirm that the market references we use are appropriate for our business and the industries in which we compete for executive talent.

With the input of its independent compensation consultant, the Compensation Committee reviews the Peer Group annually and revises it as circumstances warrant. We endeavor to identify companies that are comparable to or competitive with our core businesses, including tax and professional products and services, that have similar strategic plans or outlook, or that are comparable on a variety of relevant metrics. The Compensation Committee conducted its annual review of Peer Group companies to be referenced in setting fiscal year 2022 compensation in March of 2021. With input from its independent compensation consultant, the Committee determined that no changes were necessary for fiscal year 2022, and the fiscal year 2022 peer group is set forth in the graphic to the right.

> **FY2022 Peer Group**
>
> **Broadridge Financial Solutions, Inc.**
> **CoreLogic, Inc.**
> **Equifax Inc.**
> **Euronet Worldwide, Inc.**
> **Gartner, Inc.**
> **Genpact Limited**
> **Global Payments Inc.**
> **Insperity, Inc.**
> **Intuit Inc.**
> **Jack Henry & Associates, Inc.**
> **Paychex, Inc.**
> **Robert Half International Inc.**
> **TransUnion**
> **Unisys Corporation**
> **The Western Union Company**
> **WEX Inc.**

Fiscal Year 2023 Peer Group

The Compensation Committee conducted its annual review of Peer Group companies to be referenced in setting fiscal year 2023 compensation in November of 2021. With input from its independent compensation consultant, the Committee determined to make the following changes to better align peer median revenue size with the Company's:

- Removed Broadridge Financial Solutions, Inc., CoreLogic, Inc., and Robert Half International Inc.; and

- Added ACI Worldwide Inc., TriNet Group, Inc., and Workday, Inc.

ROLES OF THE INDEPENDENT COMPENSATION CONSULTANT, MANAGEMENT, AND THE BOARD IN EXECUTIVE COMPENSATION

Use of External Consultant

In September 2020, the Compensation Committee retained CAP as its external, independent compensation consultant and CAP has served in that capacity since that time. The Compensation Committee's independent compensation consultant reports directly to the Committee and the Committee may replace the consultant or hire additional consultants at any time. The independent compensation consultant advises the Compensation Committee on issues pertaining to executive compensation, including the assessment of market-based compensation levels, the selection of our Peer Group, our pay positioning relative to the market, the mix of pay, incentive plan design, and other executive employment matters. The independent consultant provides its advice based in part on prevailing and emerging market practices, as well as our specific business context. The Compensation Committee retains sole authority to hire its compensation consultants, approve fees, determine the nature and scope of services, evaluate performance, and terminate engagement. The Compensation Committee believes that external compensation consultants for the Compensation Committee should be independent and serve the Compensation Committee exclusively and should not perform any other services for the Company at any time. CAP performs no other services for the Company.

In accordance with the requirements of applicable SEC rules and NYSE listing standards, the Compensation Committee reviewed CAP's independence and determined that it meets the independence criteria established under such rules and listing standards.

Executive Evaluation Process

The Compensation Committee generally reviews our CEO's performance each year against pre-established financial, operational, strategic, and individual objectives. Our CEO is responsible for sharing with the Compensation Committee his

current year accomplishments in light of current year objectives, as well as proposed objectives for the following year. The Committee keeps the independent members of the Board apprised of its activities related to the review and approval of CEO performance and compensation matters and, from time to time, consults with such independent members on matters concerning CEO compensation. Based on its evaluation, the Compensation Committee determines the CEO's compensation. Following such determination, the Chairman of the Board discusses the Compensation Committee's evaluation and determinations with the CEO. Our CEO does not play a role in determining his own compensation, other than discussing his annual performance review with the Chairman of the Board and sharing his accomplishments and proposed objectives with the Compensation Committee.

The Compensation Committee consults with the CEO concerning the performance of other NEOs and approves the compensation of such officers, taking into account recommendations of the CEO and input from the Board. Our CEO and Chief People and Culture Officer assist the Compensation Committee in reaching compensation decisions regarding executives other than themselves. In addition, the CEO (with input from other senior executives) develops recommendations for the Committee's approval regarding performance goals under our STI and LTI compensation programs. Executives do not play a role in determining their own compensation, other than discussing their annual performance reviews with their supervisors and, in the case of the CEO, making recommendations for the Committee's approval regarding performance goals under our STI and LTI programs. The Committee reviews the recommendations and approves any changes as it determines in its sole discretion to be in the best interests of the Company and our shareholders.

OTHER EXECUTIVE COMPENSATION PRACTICES AND POLICIES

Compensation ''Clawback'' Policy and Restrictive Covenants

Our Board has adopted a ''clawback'' policy set forth in our Governance Guidelines which provides that the Board has the authority to seek reimbursement of performance-based or incentive compensation paid, vested, or awarded to the extent that payout was greater than the amount that would have been paid if calculated based on restated financial results. Mr. Jones's Employment Agreement, the Executive Performance Plan, equity award agreements under the 2018 Plan, and the H&R Block Executive Severance Plan (''Executive Severance Plan'') each include a clawback provision consistent with the terms of the Board's clawback policy. In addition, beginning in fiscal year 2020, award agreements provide that all unvested awards that would otherwise be subject to pro-rata or full vesting in the event of a termination will be forfeited by the executive if the Compensation Committee determines that the executive engaged in activities that would have been grounds for an involuntary termination for cause.

Our award agreements contain restrictive covenants, including non-competition and non-solicitation provisions, which, if violated, authorize the Company to cancel or rescind the award or seek reimbursement of value received by the individual, consistent with applicable law. In addition, the Executive Severance Plan provides that the Board may recover or require reimbursement of all severance, equity compensation awards (including profits from the sale of Company stock acquired pursuant to such awards), and other payments made to a participant under the Executive Severance Plan if the participant violates the provisions of any confidentiality, non-competition, non-solicitation, or similar agreement or policy.

Stock Ownership Guidelines

We believe that our executives should have a significant financial stake in the Company, and the Company has adopted stock ownership guidelines that define ownership expectations for certain executives covered under the guidelines. Covered executives are expected to attain and retain a level of qualifying shares equal to a multiple of their annual base salaries. In determining whether a covered executive has met the applicable ownership requirement, we include shares owned by such executive directly or indirectly, share equivalents the executive holds in the Company's benefit plans, and fifty percent of any unvested RSUs awarded under the Company's long-term incentive plans (collectively, ''Covered Shares''). Unvested performance awards are not included for purposes of determining compliance with the executive's ownership requirement.

Our stock ownership guidelines provide that, until a covered executive satisfies the applicable holding requirement, the executive is required to retain a specified percentage of any Covered Shares owned as of the date on which the executive becomes subject to the guidelines or acquired thereafter. The covered executives, required ownership levels, and retention percentages under our stock ownership guidelines are as follows:

Covered Executives	Ownership Requirement	Retention Percentage
CEO	6x Base Salary	100%
Senior Leadership Team	3x Base Salary	50%
Senior Vice Presidents	2x Base Salary	50%
Vice Presidents	1x Base Salary	N/A[1]

[1]   Vice Presidents do not have a specified required retention percentage, but are expected to retain shares to achieve their ownership requirement on the required timeline.

Once the covered executive satisfies the applicable ownership requirement, the executive is no longer subject to the retention requirements, so long as such executive's ownership of Covered Shares continues to exceed the applicable ownership requirement.

The Compensation Committee annually reviews each covered executive's progress toward meeting the stock ownership guidelines. Each covered executive has five years from the first annual ownership assessment after becoming subject to the guidelines to achieve the respective ownership requirement. All covered executives are progressing toward attaining their applicable ownership requirements.

Prohibition on Derivatives Trading and Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits all directors and employees, including the NEOs, from trading in any puts, calls, covered calls, or other derivative products involving any Company securities. Additionally, our policy prohibits these individuals from engaging in any hedging transactions with respect to any Company securities, which includes the purchase of certain instruments (including ''cashless collars,'' forward sales contracts, equity swaps or any other similar instruments) designed to hedge, monetize, or offset any decrease in the market value of such securities. The policy also prohibits our employees and directors from pledging, or using as collateral, Company securities in order to secure personal loans or obligations, which includes a prohibition against holding shares of Company stock in a margin account.

TERMINATION OF EMPLOYMENT, SEVERANCE, AND TRANSITION ARRANGEMENTS

Termination of Employment Provisions in LTI Award Agreements

The award agreements for equity awards granted pursuant to the 2018 Plan provide for vesting of certain awards outstanding for more than a year in the event of a termination of employment under certain circumstances. An executive's termination of employment prior to a vesting date will have the following impacts on unvested awards:

	PSUs	MSUs	RSUs
Voluntary Termination that is not a Retirement	Forfeit	Forfeit	Forfeit
Termination for Cause	Forfeit	Forfeit	Forfeit
Retirement[1][2]	Pro-Rata Vesting[3]	Pro-Rata Vesting[3]	Pro-Rata Vesting
Death or Disability[1]	Full Vesting[3]	Full Vesting[3]	Full Vesting
Involuntary Termination without Cause[1]	Pro-Rata Vesting[3]	Pro-Rata Vesting[3]	Forfeit

[1]   Event must occur more than one year following the grant date for pro-rata or full vesting; event within one year of the grant date results in forfeiture.

[2]   Mr. Gerke's fiscal year 2020, 2021, and 2022 equity-based compensation awards provide that, upon his voluntary retirement at least one year after the grant date the entire equity awards will continue to vest on the stated vesting dates set forth in the applicable award agreement and with performance adjustments (if any) made under such agreement as if he remained employed through such stated vesting dates.

[3]   For performance-based awards, final vesting is determined based on attainment of applicable performance goals.

Fiscal year 2023 PSU awards also provide for pro-rata vesting in the event of a Good Reason Termination (as defined in the Executive Severance Plan) more than one year after the grant date.

In addition, all award agreements provide that all unvested awards that would otherwise be subject to pro-rata or full vesting under the termination scenarios described above will be forfeited by the executive if the Compensation Committee determines that the executive engaged in activities that would have been grounds for an involuntary termination for cause while employed by the Company.

In the event of a change in control, the Compensation Committee may use its discretion to waive the performance goals that apply to performance-based awards. If it does, the units generally will vest based on the executive's continued employment through the third anniversary of the grant date and the executive will be entitled to receive all or a pro-rata portion of the award in the event of a termination under certain circumstances in connection with or following the change in control. For RSUs, the executive will be entitled to receive full vesting in the event of a termination under certain circumstances (as set forth in the award agreement governing the grant) in connection with a change in control.

Severance Arrangements

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the recruiting and retention of highly skilled executives by protecting them from the short-term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are aligned with the market and sufficient to support the above objectives.

Mr. Bowen and Mses. Orosco, Redler, and Logerwell are participants in the Executive Severance Plan. Mr. Gerke has retired, and so is no longer eligible for payments under the Executive Severance Plan. Under the terms of the Employment Agreement, Mr. Jones would only participate in the Executive Severance Plan if and to the extent that the benefits related to equity awards thereunder exceeded those contained in the Employment Agreement.

Change in Control Provisions

Change in control provisions for our NEOs are set forth in the Executive Severance Plan and the LTI award agreements. The Company provides these ''change in control'' benefits as a means to recruit and retain talented executives, who could have other job alternatives that may appear more attractive absent these benefits. In addition, by providing financial protection in the event that a transaction results in the loss of employment, the change in control program helps to ensure the independence and objectivity of our executives when reviewing potential transactions and that executives will remain focused during periods of uncertainty. All change in control payments under the Executive Severance Plan require both a change in control and the subsequent loss of employment by the NEO (a ''double-trigger'').

Change in control provisions for Mr. Jones are set forth in the Employment Agreement and change in control payments under the Employment Agreement include a double-trigger, as described above.

In addition, the equity award agreements contain provisions accelerating the vesting of equity awards upon certain changes in control and include a double-trigger, as described above. The Company uses this double-trigger equity acceleration policy to protect against the loss of retention power following a change in control and to avoid windfalls, both of which could occur if vesting accelerated automatically as a result of a transaction.

The Company has historically avoided the use of excise tax gross-up provisions relating to a change in control and associated ''parachute payments'' and has no such gross-up obligations in place with respect to any executive officers, including Mr. Jones. Consistent with the Company's historical practice, in the future we intend to refrain from providing excise tax gross-up provisions relating to a change in control.

These change in control arrangements are not provided exclusively to the NEOs. A larger group of management employees is eligible to receive many of the change in control benefits described in this section.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussion with management, the Committee approved the Compensation Discussion and Analysis and recommended to the Board of Directors that it be included in the Company's 2022 Proxy Statement and the Company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE

Matthew E. Winter, Chair
Sean H. Cohan
Anuradha (Anu) Gupta
Richard A. Johnson
Yolande G. Piazza

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors, each of whom is independent, served on the Compensation Committee of the Board of Directors during the fiscal year ended June 30, 2022: Matthew E. Winter (Chair), Sean H. Cohan, Anuradha (Anu) Gupta, Richard A. Johnson, Yolande G. Piazza, and Bruce C. Rohde (until September 9, 2021). No director serving on the Compensation Committee during fiscal year 2022 (i) was or was formerly an officer or employee of the Company or any of its subsidiaries or (ii) had any relationships requiring disclosure in this proxy statement. None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee.

RISK ASSESSMENT IN COMPENSATION PROGRAMS

With the assistance of its independent compensation consultant, the Compensation Committee has assessed its broad-based and executive compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. The Committee identified and assessed the risk profile of each performance-based compensation plan. As a part of this assessment, the Committee considered several features we have adopted to mitigate potential risks related to our compensation practices, including:

- Utilizing caps on potential payments of cash and equity compensation;

- Our LTI vehicles are based on a balanced combination of corporate financial results and stock price performance, which, along with the payout caps and the holding requirement related to PSUs, limit the incentive to take excessive risks that may have a significant impact on the company;

- Our strong corporate governance policies, including prohibitions on hedging and pledging of Company stock, clawback polices, stock ownership guidelines, and a stand-alone post-vesting holding period of one year for 50% of gross PSUs earned; and

- The overall design of our compensation programs, including our focus on at-risk compensation that is directly tied to the Company's performance and utilization of a balanced mix of performance measures which avoid placing excessive weight on a single performance measure.

As a result of our analysis, the Compensation Committee believes, and its independent compensation consultant concurs, that our compensation policies and practices do not create inappropriate or unintended material risks to the Company as a whole, and that, consequently, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to or earned by the Company's named executive officers for the fiscal year ended June 30, 2022 and the Transition Period for the two months ended June 30, 2021 (indicated below as "Transition Period" or "TP").

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Jeffrey J. Jones II, *President and CEO*	2022	997,734	—	6,416,674	—	3,483,863	141,912	11,040,183
	TP	166,745	—	—	—	—	24,473	191,218
	2021	997,734	—	5,500,021	—	2,304,669	106,112	8,908,536
	2020	1,000,467	—	5,500,063	—	401,731	18,938	6,921,199
Tony G. Bowen, *Chief Financial Officer*	2022	618,561	—	1,866,715	—	1,298,308	18,333	3,801,917
	TP	100,549	—	—	—	—	4,504	105,053
	2021	601,649	—	1,300,036	—	1,000,620	16,896	2,919,201
	2020	595,192	—	1,300,068	—	174,420	20,748	2,090,428
Karen A. Orosco, *President, Global Consumer Tax and Service Delivery*	2022	601,649	—	1,516,688	—	1,260,493	18,231	3,397,061
	TP	100,357	—	—	—	—	4,918	105,275
	2021	551,511	—	1,100,018	—	917,235	16,416	2,585,180
	2020	540,865	—	1,100,038	—	159,885	20,344	1,821,132
Dara S. Redler, *Chief Legal Officer*[5]	2022	229,396	225,000	475,020	—	406,849	7,912	1,344,177
	TP	—	—	—	—	—	—	—
Kellie J. Logerwell, *Vice President and Chief Accounting Officer*	2022	270,110	—	303,369	—	315,123	17,678	906,280
	TP	43,571	—	—	—	—	2,211	45,782
	2021	260,714	—	250,022	—	240,890	15,856	767,482
	2020	259,808	—	250,069	—	41,990	16,136	568,003
Thomas A. Gerke, *Retired General Counsel and Chief Administrative Officer*[6]	2022	438,660	—	1,283,372	—	1,120,438	8,506	2,850,976
	TP	100,549	—	—	—	—	4,115	104,664
	2021	601,649	—	1,100,018	—	889,440	14,467	2,605,574
	2020	603,297	—	1,100,038	—	155,040	19,311	1,877,686

[1] The amounts shown represent base salary amounts accrued by the Company related to the applicable period, rather than amounts actually paid to the executives. In addition, any base salary changes take effect following Compensation Committee approval, which generally occurs after the start of the fiscal year. Therefore, these numbers vary somewhat from the annual base salaries disclosed in the Compensation Discussion and Analysis. Each of the NEOs contributed a portion of his or her fiscal year 2022 salary and Transition Period salary to the Company's 401(k) savings plan, the H&R Block Retirement Savings Plan ("RSP").

[2] This column represents the grant date fair value under ASC 718 for performance share units and restricted share units granted during fiscal year 2022, as well as equity awards in prior fiscal years (as applicable). The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2022, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs. To account for the fiscal year end change and to compensate our NEOs for the Transition Period, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 LTI target award opportunities. Grants were made pursuant to the 2018 Plan. For each applicable NEO, the values attributable to fiscal year 2022 and the Transition Period, respectively, are as follows: Mr. Jones: fiscal year 2022 – $5,500,000, Transition Period – $916,674; Mr. Bowen: fiscal year 2022 – $1,600,000, Transition Period – $266,715; Ms. Orosco: fiscal year 2022 – $1,300,000, Transition Period – $216,688; Ms. Logerwell: fiscal year 2022 – $260,000, Transition Period – $43,369; and Mr. Gerke: fiscal year 2022 – $1,100,000, Transition Period – $183,372.

[3] This column represents amounts awarded and earned under the Company's STI compensation program, as discussed beginning on page 0. To account for the fiscal year end change and to compensate our NEOs for the Transition Period, the Compensation Committee applied a 14/12 proration to the executives' individual fiscal year 2022 STI target award opportunities. For each applicable NEO, the values attributable to fiscal year 2022 and the Transition Period, respectively, are as follows: Mr. Jones: fiscal year 2022 – $2,985,000, Transition Period – $498,863; Mr. Bowen: fiscal year 2022 – $1,112,400, Transition Period – $185,908; Ms. Orosco: fiscal year 2022 – $1,080,000, Transition Period – $180,493; Ms. Logerwell: fiscal year 2022 – $270,000, Transition Period – $45,123; and Mr. Gerke: fiscal year 2022 – $960,000, Transition Period – $160,438.

(4) In valuing personal benefits, we use the incremental cost to the Company of the benefit. For fiscal year 2022 and the Transition Period, these figures include the following:

Name	Fiscal Year	RSP Contribution Matching ($)	Group Life Insurance ($)[a]	Personal Usage of Private Aircraft ($)[b]	H&R Block Foundation Matching Contribution ($)[c]	Holiday Gift ($)[d]	Total ($)
Mr. Jones	2022	15,250	1,688	119,324	5,000	651	141,912
	TP	—	270	24,203	—	—	24,473
Mr. Bowen	2022	15,250	2,430	—	—	652	18,333
	TP	4,115	389	—	—	—	4,504
Ms. Orosco	2022	15,625	1,949	—	—	657	18,231
	TP	4,606	312	—	—	—	4,918
Ms. Redler	2022	6,731	1,181	—	—	—	7,912
	TP	—	—	—	—	—	—
Ms. Logerwell	2022	15,789	1,365	—	—	524	17,678
	TP	2,000	211	—	—	—	2,211
Mr. Gerke	2022	7,708	146	—	—	652	8,506
	TP	4,115	—	—	—	—	4,115

(a) Represents the economic value of the death benefit provided by the Company's group life insurance program. The imputed income reported represents the portion of the premium paid by the Company that is attributable to term life insurance coverage for the executive officer; the program provides only an insurance benefit with no cash compensation element to the executive officer.

(b) Represents the incremental cost to the Company related to Mr. Jones's personal use of the Company's fractional share of a private aircraft (incremental cost includes variable costs incurred as a result of personal flight activity, such as hourly charges for each flight, fuel charges, and miscellaneous fees; it excludes non-variable costs, such as the Company's monthly management fee and insurance fees). Mr. Jones's family members or guests accompanied him on certain flights at no incremental cost to the Company.

(c) Represents the H&R Block Foundation matching amount on behalf of Mr. Jones with respect to his individual contributions to 501(c)(3) organizations. See ''Director Compensation'' above.

(d) Represents de minimis holiday gifts from the Company.

(5) Ms. Redler joined the Company as Chief Legal Officer effective January 17, 2022.

(6) Mr. Gerke retired as General Counsel and Chief Administrative Officer effective January 17, 2022. After his retirement as General Counsel and Chief Administrative Officer, he continued as an employee of the Company at a reduced base salary to assist with the transition to the Company's new Chief Legal Officer, and he has now retired from the Company.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about non-equity incentive plan awards, equity incentive plan awards, and stock awards granted to our NEOs during the fiscal year ended June 30, 2022 and the Transition Period.

Name of Executive	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jones												
- STI Award[2]	—	—	870,966	1,741,932	3,483,863	—	—	—	—	—	—	—
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	—	—	87,557	—	—	2,245,837
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	154,076	308,152	—	—	—	4,170,837
Bowen												
- STI Award[2]	—	—	324,577	649,154	1,298,308	—	—	—	—	—	—	—
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	—	—	25,472	—	—	653,357
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	44,823	89,646	—	—	—	1,213,359
Orosco												
- STI Award[2]	—	—	315,123	630,247	1,260,493	—	—	—	—	—	—	—
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	—	—	20,696	—	—	530,852
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	36,418	72,836	—	—	—	985,835
Redler[3]												
- STI Award[2]	—	—	101,712	203,425	406,849	—	—	—	—	—	—	—
- LTI Award[1]	2/1/22	12/15/21	—	—	—	—	—	—	20,475	—	—	475,020
Logerwell												
- STI Award[2]	—	—	78,781	157,562	315,123	—	—	—	—	—	—	—
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	—	—	4,140	—	—	106,191
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	7,284	14,568	—	—	—	197,178
Gerke												
- STI Award[2]	—	—	280,110	560,219	1,120,438	—	—	—	—	—	—	—
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	—	—	17,512	—	—	449,183
- LTI Award[1]	8/31/21	6/25/21	—	—	—	—	30,816	61,632	—	—	—	834,189

[1] Amounts represent awards made under the Company's LTI compensation program and granted pursuant to the 2018 Plan. Amounts reflect prorated target and maximum levels for fiscal year 2022 awards to account for the Transition Period. No separate awards were granted for the Transition Period. Dollar values represent the accounting grant date fair value of performance share units and restricted share units under ASC 718. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2022, as filed with the SEC. The dollar values reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

[2] Amounts represent the potential value of the payouts under the Company's STI compensation program. Amounts reflect prorated threshold, target, and maximum levels for fiscal year 2022 awards to account for the Transition Period. No separate awards were granted for the Transition Period. Actual fiscal year 2022 STI payout amounts are included in the Summary Compensation Table.

[3] Ms. Redler started as Chief Legal Officer on January 17, 2022. She received a pro-rated STI award for fiscal year 2022 and a sign-on LTI award, but did not receive the standard, annual LTI award in fiscal year 2022.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the equity awards made to our NEOs outstanding as of June 30, 2022.

			Option Awards					Stock Awards			
Name of Executive	Grant Date	Vesting Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Jones	6/30/20	6/30/23	—	—	—	—	—	—	—	314,194	11,097,337
	6/30/20	6/30/23[3]	—	—	—	—	—	27,993	988,702	—	—
	8/31/21	8/31/24	—	—	—	—	—	—	—	159,092	5,619,138
	8/31/21	8/31/24[4]	—	—	—	—	—	90,407	3,193,196	—	—
	8/21/17	—	273,905	—	—	$29.73	8/21/27	—	—	—	—
Bowen	6/30/20	6/30/23	—	—	—	—	—	—	—	74,266	2,623,062
	6/30/20	6/30/23[3]	—	—	—	—	—	6,618	233,725	—	—
	8/31/21	8/31/24	—	—	—	—	—	—	—	46,282	1,634,691
	8/31/21	8/31/24[4]	—	—	—	—	—	26,301	928,962	—	—
Orosco	6/30/20	6/30/23	—	—	—	—	—	—	—	62,839	2,219,475
	6/30/20	6/30/23[3]	—	—	—	—	—	5,599	197,759	—	—
	8/31/21	8/31/24	—	—	—	—	—	—	—	37,604	1,328,161
	8/31/21	8/31/24[4]	—	—	—	—	—	21,370	754,781	—	—
Redler	2/1/22	2/1/25[5]	—	—	—	—	—	20,691	730,792	—	—
Logerwell	6/30/20	6/30/23	—	—	—	—	—	—	—	14,283	504,454
	6/30/20	6/30/23[3]	—	—	—	—	—	1,274	44,981	—	—
	8/31/21	8/31/24	—	—	—	—	—	—	—	7,521	265,647
	8/31/21	8/31/24[4]	—	—	—	—	—	4,274	150,986	—	—
Gerke	6/30/20	6/30/23	—	—	—	—	—	—	—	62,839	2,219,475
	6/30/20	6/30/23[3]	—	—	—	—	—	5,599	197,759	—	—
	8/31/21	8/31/24	—	—	—	—	—	—	—	31,819	1,123,857
	8/31/21	8/31/24[4]	—	—	—	—	—	18,082	638,661	—	—

[1] Market value was determined using the closing price of the Company's common stock of $35.32, which was the closing price as reported on the NYSE on June 30, 2022.

[2] Represents PSUs and MSUs. Actual shares delivered under these awards are subject to performance conditions and therefore may vary from the target units reported here.

[3] These RSUs vest on 6/30/23.

[4] These RSUs vest in one-third increments on 8/31/22, 8/31/23, and 8/31/24.

[5] These RSUs vest in one-third increments on 2/1/23, 2/1/24, and 2/1/25.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table summarizes the value realized by the NEOs upon option award exercises and stock award vesting during the fiscal year ended June 30, 2022 and the Transition Period.

| | Option Awards | | Stock Awards | |
Name of Executive	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Jones	—	—	520,918	15,353,944
Bowen	—	—	111,587	3,358,228
Gerke	104,734	908,213	104,454	3,077,202
Orosco	—	—	96,531	2,891,167
Logerwell	—	—	23,765	700,041

[1] Amounts in this column reflect restricted share units that vested during the Transition Period and fiscal year ended June 30, 2022 (including dividend equivalents accumulated as the date of vesting) and fiscal year 2019 PSUs and MSUs that vested as of June 30, 2021 and were distributed in July 2021 (including dividend equivalents accumulated as of the date of vesting). The amount reported also includes shares acquired pursuant to the vesting of the fiscal year 2020 PSUs and MSUs on June 30, 2022, which were distributed in August 2022 following Compensation Committee certification of the performance and approval of the payouts.

NONQUALIFIED DEFERRED COMPENSATION

The Company provides the H&R Block, Inc. Deferred Compensation Plan for Executives, a nonqualified plan (the ''DC Plan''), to employees who meet certain eligibility requirements. The DC Plan is intended to pay, out of the general assets of the Company, an amount substantially equal to the deferrals and Company contributions, adjusted for any earnings or losses. The Company does not provide any matching contributions for this plan.

Participants can elect to defer from 0% to 100% of eligible base salary and eligible commissions and up to 100% of annual bonus on a pre-tax basis. The DC Plan offers various investment options (which mirror the options available under the Company's 401(k) plan) to participants. Participant deferrals are credited to a bookkeeping account that is administered by Fidelity Investments. Earnings are credited to each participant's account based on the investment options selected by such participant. Participants may change or reallocate their investments at any time.

Participants can elect to receive in-service payments or lump-sum or monthly payments over one to 15 years following termination from service or disability. To ensure compliance with IRC Section 409A, the DC Plan provides that the payments following termination shall not be made earlier than six months after the termination date. Amounts deferred under the DC Plan by NEOs, if any, are included in the appropriate column of the Summary Compensation Table.

The following table summarizes our NEOs' compensation under the DC Plan for Executives during fiscal year 2022 and the Transition Period.

Name of Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Jones	408,711	57,404	(70,859)	—	395,256
Bowen	—	—	—	—	—
Orosco	—	—	—	—	—
Redler	—	—	—	—	—
Logerwell	—	—	—	—	—
Gerke	—	—	—	—	—

[1] The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation.

[2] Amounts in this column include NEO contributions previously reflected in Summary Compensation Tables included in the Company's proxy statements for prior fiscal years and any earnings thereon.

EMPLOYMENT AGREEMENTS, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

Jeffrey J. Jones II Employment Agreement

The Company and Mr. Jones entered into the Employment Agreement in November 2021, which replaced Mr. Jones's prior employment agreement entered into in August 2017.

Compensation. The Employment Agreement provides for: a base salary of $995,000, a target STI award equal to 150% of base salary beginning in fiscal year 2022, and a target LTI award equal to $6.2 million beginning in fiscal year 2023.

Term. Unless earlier terminated, the Employment Agreement expires on November 4, 2026.

Restrictive Covenants. The Employment Agreement imposes restrictive covenants on Mr. Jones, which include non-hire, non-solicitation, non-competition, and non-disparagement during the term and for two years following his last day of employment, and non-disclosure of proprietary information during the term and thereafter in perpetuity.

Severance Benefits. In the event of a termination by the Company other than for Cause or by Mr. Jones for Good Reason, subject to his execution of a release, Mr. Jones is entitled to a lump-sum payment equal to two times his base salary and his target bonus; an amount equal to the COBRA premium for 24 months following termination; and a pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year.

If Mr. Jones's employment is terminated within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a ''change in control'' under IRC Section 409A by the Company other than for Cause or by Mr. Jones for Good Reason, Mr. Jones is entitled to a lump-sum payment equal to two times his base salary and his target bonus; an amount equal to the COBRA premium for 24 months following termination; and a pro-rata bonus for the year of termination based on target performance.

Death or Disability. In the event of Mr. Jones's death or disability, he or his representatives are entitled to a pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year. If Mr. Jones's death or disability occurs within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a ''change in control'' under IRC Section 409A, Mr. Jones is entitled to a pro-rata bonus for the year of termination based on target performance.

Definitions. For purposes of the Employment Agreement, the following terms are defined to mean:

''Cause'': any one or more of the following grounds:

(i) Mr. Jones's commission of an act materially and demonstrably detrimental to the Company or any affiliate, which act constitutes gross negligence or willful misconduct by Mr. Jones in the performance of his material duties to the Company or any affiliate;

(ii) Mr. Jones's commission of any material act of dishonesty or breach of trust resulting or intending to result in material personal gain or material enrichment of Mr. Jones at the expense of the Company or any affiliate;

(iii) Mr. Jones's violation of certain covenants related to confidentiality, non-hiring of employees, and non-solicitation of customers, and non-competition; or

(iv) The inability of the Company or any affiliate to participate in any activity subject to government regulation and material to the Company's or any affiliate's business solely as a result of any willful action or inaction by Mr. Jones.

''Change in Control'': defined in the 2018 Plan.

''Good Reason'': any one or more of the following grounds unless cured within thirty days of receipt of notice thereof:

(i) A material diminution in Mr. Jones's base salary or target bonus opportunity;

(ii) Relocation of Mr. Jones's location of employment outside of the Kansas City, Missouri metropolitan area;

(iii) A material diminution in Mr. Jones's responsibilities, duties or authority, authority as President and CEO of the Company, or a requirement to report to anyone other than the Company's Board of Directors; or

(iv) Any other action or inaction that constitutes a material breach by the Company of the Employment Agreement.

H&R Block Executive Severance Plan

Mr. Bowen and Mses. Orosco, Redler, and Logerwell participate in the Executive Severance Plan. Mr. Gerke is no longer a participant following his retirement. Pursuant to the Employment Agreement, Mr. Jones participates only if and to the extent that the benefits related to equity awards thereunder exceed those contained in the Employment Agreement.

Eligibility. The Compensation Committee sets the Company associates who participate in the Executive Severance Plan.

Severance Benefits. If a participant incurs a Qualifying Termination, a Good Reason Termination, or a Change in Control Termination (which includes a participant's Good Reason Termination within 75 days immediately preceding or within 18 months immediately following a Change in Control, as defined in the Executive Severance Plan), subject to the execution of a release, he or she is entitled to receive a lump sum severance amount equal to:

(i) In the case of a Change in Control Termination, two times the participant's annual base salary and STI target amount, and in the case of a Qualifying Termination that is not a Change in Control Termination, one and one-half times annual base salary and STI target amount; and

(ii) An amount equal to the participant's COBRA subsidy multiplied by 12, if the participant was enrolled in the Company's applicable health, dental, and vision benefits on the termination date.

The Company will also provide reasonable outplacement assistance for a period not to exceed 15 months. The participant is entitled to a pro-rata award of any amounts payable under the Company's STI compensation plan, based upon the participant's actual performance and the attainment of goals established as determined by the Board in its sole discretion.

Definitions. For purposes of the Executive Severance Plan, the following terms are defined to mean:

''Cause'': any of the following unless, if capable of cure, such events are fully corrected in all material respects by the participant within 10 days after the Company provides notice of the occurrence of such event:

(i) Misconduct that materially interferes with or materially prejudices the proper conduct of the business of the Company;

(ii) Commission of an act materially and demonstrably detrimental to the good will of the Company;

(iii) Commission of any act of dishonesty or breach of trust resulting or intending to result in material personal gain or enrichment of the participant at the expense of the Company;

(iv) Violation of any non-competition, non-solicitation, confidentiality or similar restrictive covenant under any employment-related agreement, plan, or policy with respect to which the participant is a party or is bound; or

(v) Conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving an act of moral turpitude or a felony.

''Good Reason Termination'': a separation from service which is initiated by the participant, subject to certain notice requirements, on account of one or more of the following conditions without the consent of the participant that is not substantially remedied by the Company:

(i) A material diminution in the participant's base compensation;

(ii) A material diminution in the participant's authority, duties, or responsibilities;

(iii) The Company's change by more than 50 miles in the primary geographic location at which the participant must perform the services; or

(iv) Any other action or interaction that constitutes a material breach by the Company of any written employment-related agreement between the participant and the Company.

''Qualifying Termination'': the involuntary separation from service by the Company under circumstances not constituting Cause, but does not include the elimination of the participant's position where the participant was offered a comparable position with the Company or with a party that acquires any assets from the Company, the redefinition of participant's position to a lower compensation rate or grade, or the participant's death or disability.

Equity Award Agreements

In connection with equity awards our executives enter into equity award agreements that provide for acceleration of vesting or acceleration of forfeiture of the awards upon certain events. See ''Termination of Employment Provisions in LTI Award Agreements'' in the Compensation Discussion and Analysis above. Applicable definitions are as follows:

Retirement. Our standard equity award agreements define ''Retirement'' as voluntary termination at or after (i) reaching age 55 with at least five years of service with the Company or (ii) reaching age 60. The alternate forms of award agreements used for Mr. Gerke define ''Retirement'' as voluntary termination at or after reaching age 60.

Severance Benefits; Death or Disability. ''Qualifying Termination'' and ''Good Reason Termination'' are defined as described above under ''H&R Block Executive Severance Plan.'' ''Disability'' means (i) for participants covered by a group long-term disability program, the participant is receiving income replacement benefits for at least three months under the program because of any physical or mental impairment expected to result in death or last for a continuous period of at least 12 months (a ''qualifying impairment''); or (ii) in all other cases, the participant is unable to engage in any substantial gainful activity for a period of at least nine months because of a qualifying impairment.

In the event of a Change in Control Termination (as defined in the applicable award agreement), the participant becomes vested in all outstanding restricted share unit awards. After a change in control, the Compensation Committee may, in its discretion, equitably adjust the performance goals or payment formula that apply to performance share units or market stock units, as determined necessary due to the change in control. Following a change in control, PSUs or MSUs generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the Company's level of performance during the performance period. However, if an executive's employment terminates before such third anniversary due to certain qualifying terminations that occur in connection with the change in control, or disability, death or retirement, the executive may be entitled to receive all or a pro-rata portion of the award.

The terms of the fiscal year 2023 LTI awards are described in more detail above under the headings ''Fiscal Year 2023 Compensation Program.''

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain of our officers, including each of our named executive officers, on a form previously approved by our Board. These agreements are intended to supplement our officer and director liability insurance and to provide the officers and directors with specific contractual assurance that the protection provided by our Bylaws will continue to be available regardless of, among other things, an amendment to the Bylaws or a change in management or control of the Company.

In general, the indemnification agreement provides that, subject to the provisions set forth therein, the Company will indemnify and hold harmless the director or officer (each, an ''Indemnitee'') against all direct and indirect costs and liabilities incurred by an Indemnitee, to the fullest extent permitted by applicable law, in connection with any actions, claims, suits or other proceedings brought against such Indemnitee by reason of (i) the fact that the Indemnitee is or was a director, officer or other fiduciary of the Company or, at the request of the Company, a director, officer or other fiduciary of a subsidiary of the Company, or (ii) any action taken, or failure to act, by such Indemnitee in such capacity. The indemnification agreement provides contractual assurances regarding the scope of the indemnification as permitted by the Missouri General and Business Corporation Law and the Bylaws.

Under the Indemnification Agreement, an Indemnitee will have the right to advancement by the Company of expenses as they are actually and reasonably paid or incurred in connection with defending a claim covered by the Indemnification Agreement prior to the final disposition of such claim. The Indemnitee is required to repay any expenses advanced to the Indemnitee if such Indemnitee is determined not to be entitled to indemnification by the Company.

The above description of the terms of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed with the SEC as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments our NEOs would receive in the event of termination or a change in control of the Company, except for Mr. Gerke. This table assumes the relevant triggering event occurred on June 30, 2022, and the value of the equity-based awards included below was therefore determined using the closing price of the Company's common stock of $35.32, which was the closing price as reported on the NYSE on June 30, 2022. Accordingly, the amounts provided in this table for each of our NEOs (except Mr. Gerke) are based on hypothetical circumstances, may materially differ from actual amounts payable upon the triggering event, and the actual amounts to be paid out can only be determined at the time of such triggering event. Mr. Gerke retired as General Counsel and Chief Administrative Officer prior to the end of fiscal year 2022, and the amounts shown for Mr. Gerke represent the actual value received in connection with his retirement.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name of Executive	Termination without Cause ($)	Termination for Good Reason ($)	Termination without Cause or for Good Reason in Connection with a Change in Control ($)	Retirement ($)	Death or Disability ($)
Jones[1]					
Cash	4,975,000	4,975,000	4,975,000	—	—
Restricted Share Units	—	—	4,220,862	—	1,003,603
Market Stock Units	2,540,054	—	3,810,081	—	3,810,081
Performance Share Units	4,894,780	—	13,003,652	—	7,342,169
Health and Welfare Plan Benefits	50,013	50,103	50,013	—	—
Outplacement Services	—	—	—	—	—
Total	**12,459,846**	**5,025,013**	**26,059,607**	**—**	**12,155,853**
Bowen[2]					
Cash	1,761,300	1,761,300	2,348,400	—	—
Restricted Share Units	—	—	1,173,209	—	237,247
Market Stock Units	600,390	—	900,586	—	900,586
Performance Share Units	1,156,970	—	3,382,465	—	1,735,456
Health and Welfare Plan Benefits	15,912	15,912	15,912	—	—
Outplacement Services	15,000	15,000	15,000	—	—
Total	**3,549,573**	**1,792,212**	**7,835,572**	**—**	**2,873,289**
Orosco[2]					
Cash	1,710,000	1,710,000	2,280,000	—	—
Restricted Share Units	—	—	961,209	—	200,739
Market Stock Units	508,011	—	762,016	—	762,016
Performance Share Units	978,961	—	2,806,612	—	1,468,442
Health and Welfare Plan Benefits	15,912	15,912	15,912	—	—
Outplacement Services	15,000	15,000	15,000	—	—
Total	**3,227,884**	**1,740,912**	**6,840,748**	**—**	**2,431,197**
Redler[2]					
Cash	1,425,000	1,425,000	1,900,000	—	—
Restricted Share Units	—	—	736,299	—	—
Market Stock Units	—	—	—	—	—
Performance Share Units	—	—	—	—	—
Health and Welfare Plan Benefits	—	—	—	—	—
Outplacement Services	15,000	15,000	15,000	—	—
Total	**1,440,000**	**1,440,00**	**2,651,299**	**—**	**—**

Name of Executive	Termination without Cause ($)	Termination for Good Reason ($)	Termination without Cause or for Good Reason in Connection with a Change in Control ($)	Retirement ($)	Death or Disability ($)
Logerwell[(2)]					
Cash	607,500	607,500	810,000	—	—
Restricted Share Units	—	—	197,782	—	45,659
Market Stock Units	115,475	—	173,212	—	173,212
Performance Share Units	222,492	—	601,387	—	333,739
Health and Welfare Plan Benefits	15,912	15,912	15,912	—	—
Outplacement Services	15,000	15,000	15,000	—	—
Total	**976,379**	**638,412**	**1,813,293**	**—**	**552,609**
Gerke[(3)]					
Cash	—	—	—	—	—
Restricted Share Units	—	—	—	200,739	—
Market Stock Units	—	—	—	762,016	—
Performance Share Units	—	—	—	1,468,442	—
Health and Welfare Plan Benefits	—	—	—	—	—
Outplacement Services	—	—	—	—	—
Total	**—**	**—**	**—**	**2,431,197**	**—**

[(1)] Payments to Mr. Jones would be made pursuant to the terms of the Employment Agreement and various equity award agreements described above under ''Employment Agreements, Change in Control and Other Arrangements'' and ''Termination of Employment, Severance, and Transition Arrangements.''

[(2)] Payments to Messrs. Bowen and Gerke and Mses. Redler, Orosco and Logerwell would be made pursuant to the terms of the Executive Severance Plan and various equity award agreements described above under ''Employment Agreements, Change in Control and Other Arrangements'' and ''Termination of Employment, Severance, and Transition Arrangements.''

[(3)] Mr. Gerke retired as General Counsel and Chief Administrative Officer effective January 17, 2022. After his retirement as General Counsel and Chief Administrative Officer, he continued as an employee of the Company at a reduced base salary to assist with the transition to the Company's new Chief Legal Officer, and he has now retired from the Company. Upon his retirement, Mr. Gerke received only the benefits to which he was entitled pursuant to the terms of the award agreements previously entered into with the Company and described above under ''Termination of Employment Provisions in LTI Award Agreements.''

PAY RATIO DISCLOSURE

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule that requires a public company to disclose the ratio of the annual total compensation of its CEO to the median annual total compensation of its employees (other than its CEO). Mr. Jones served as our President and CEO throughout fiscal year 2022.

On June 30, 2022, the date which we selected to identify the median employee (the ''Pay Ratio Date''), the Company had approximately 11,929 U.S. employees and 4,352 non-U.S. employees, for a total of 16,281 employees. This population consisted of the Company's full-time, part-time, seasonal, and temporary employees. For fiscal year 2022, the Company switched the Pay Ratio Date from the April 30 date used in prior fiscal years to June 30, due to the change in the Company's fiscal year end.

To identify the median employee from the Company's employee population, we compared the amount of salary and wages paid to employees (excluding Mr. Jones), as reflected in our payroll records for our 2022 fiscal year. We annualized compensation for employees who were hired in fiscal 2022 but did not work for us the entire year, excluding seasonal and temporary employees. No cost-of-living adjustments were made in identifying the median employee.

The identified median employee was a seasonal associate whose total hours worked during the year was equivalent to approximately seven months of a full-time associate's hours worked. After the median employee was identified, we calculated such employee's annual total compensation using the same methodology used for the Company's named executive officers as set forth in the fiscal year 2022 Summary Compensation Table of this proxy statement.

For fiscal year 2022, the annual total compensation for Mr. Jones was $11,040,183 and the annual total compensation for the median employee, excluding Mr. Jones, was $25,695 which resulted in a ratio of 429 to 1.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratio is a reasonable estimate calculated in a manner consistent with the pay ratio disclosure requirements. The pay ratios reported by other companies, including those within our Peer Group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

EQUITY COMPENSATION PLANS

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of June 30, 2022. As of June 30, 2022, the Company had two active stock-based compensation plans: the 2018 Plan and the H&R Block, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective January 1, 2020). Our shareholders have approved all of the Company's current stock-based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (A) (# 000)	Weighted-average exercise price of outstanding options, warrants, and rights (B) ($)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A) (C) (# 000)
Equity compensation plans approved by security holders	574	$23.34	10,935
Equity compensation plans not approved by security holders	—	—	—
Total	574	$23.34	10,935

AUDIT COMMITTEE REPORT

The Company's management is responsible for preparing financial statements in accordance with GAAP and the financial reporting process, including the Company's disclosure controls and procedures and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for (i) auditing the Company's financial statements and expressing an opinion as to their conformity to GAAP and (ii) auditing the effectiveness of the Company's internal control over financial reporting and expressing an opinion as to its effectiveness. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, including the Vice President, Audit Services (the employee with primary responsibility for the Company's internal audit functions) and others in the Company, and the Company's independent registered public accounting firm to review and oversee matters relating to the Company's financial statements, audit services (internal audit) activities, disclosure controls and procedures, and internal control over financial reporting and non-audit services provided by the independent accountants. In addition, the Audit Committee pre-approved all audit and non-audit fees paid to such firm.

The Audit Committee has reviewed and discussed with management and Deloitte, the Company's independent registered public accounting firm, the Company's audited financial statements for the fiscal year ended June 30, 2022. The Audit Committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee received from Deloitte the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, discussed with Deloitte its independence from the Company and the Company's management, and considered whether Deloitte's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee conducted its own self-evaluation and evaluation of the services provided by Deloitte during the fiscal year ended June 30, 2022. Based on its evaluation of Deloitte, the Audit Committee reappointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2022, for filing with the SEC.

AUDIT COMMITTEE

Victoria J. Reich, Chair
Richard A. Johnson
Mia F. Mends
Matthew E. Winter
Christianna Wood

AUDIT FEES

The following table presents fees for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the years ended June 30, 2022 and April 30, 2021 and for the Transition Period, and fees billed for other services rendered by Deloitte for such periods. Fees disclosed below include fees actually billed and expected to be billed for services relating to the applicable fiscal year.

	Fiscal Year 2022	Transition Period	Fiscal Year 2021
Audit Fees	$ 2,673,775	$ 639,300	$ 2,964,150
Audit-Related Fees	$ 105,790	—	$ 105,970
Tax Fees	$ 148,030	$ 78,750	$ 161,539
All Other Fees	—	—	—
Total Fees	**$2,927,595**	**$718,050**	**$3,231,659**

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Amounts included consist of fees incurred relating to support of business acquisition and divestiture activities, independent assessments of internal controls, audits of employee benefits plan financial statements, and other audit-related services.

Tax Fees consist of fees for the preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning, tax consultation, and tax advice. Amounts included above consist of fees incurred relating to transfer pricing studies, technical consultation related to international tax matters, and other tax advisory services.

All Other Fees are fees billed for professional services that were not the result of an audit, review, or tax-related services, and have historically consisted primarily of subscriptions to human resources publications and related items.

The Audit Committee has adopted policies and procedures for pre-approving audit and non-audit services performed by the independent auditor so that the provision of such services does not impair the auditor's independence. All fees reported above were approved pursuant to the policy. Under the Audit Committee's pre-approval policy, the terms and fees of the annual audit engagement require specific Audit Committee approval. Other types of services are eligible for general pre-approval. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific Audit Committee pre-approval. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy extends to the next fiscal year following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time. In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor is necessarily determinative. The Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between Audit Fees and Audit-Related Fees, Tax Fees, and All Other Fees.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by Deloitte during the 2022 fiscal year was compatible with maintaining its independence.



The Board unanimously recommends a vote **FOR** Proposal 2

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed Deloitte & Touche LLP (''Deloitte'') as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending June 30, 2023. As a matter of good corporate governance, the Audit Committee submits its selection of Deloitte to our shareholders for ratification, and will consider the vote of our shareholders when appointing our independent registered public accounting firm in the future. A representative of Deloitte is expected to attend the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement, if desired. For additional information regarding the Company's relationship with Deloitte, please refer to the ''Audit Committee Report'' and ''Audit Fees'' sections above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' PROPOSAL 2.



The Board unanimously recommends a vote **FOR** Proposal 3

PROPOSAL 3 – ADVISORY APPROVAL OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the ''Dodd-Frank Act'') and Section 14A of the Exchange Act require that we permit our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in the ''Compensation Discussion and Analysis'' section, the Summary Compensation Table and accompanying executive compensation tables, and the related narrative disclosure beginning on page 20. At our 2017 annual meeting, our shareholders approved, on an advisory basis, that an advisory vote on executive compensation should be held annually. Based on such result, our Board determined that the advisory vote on executive compensation will be held every year until the next advisory vote on the frequency of future advisory votes on executive compensation.

We believe that our compensation programs and policies reflect an overall pay-for-performance culture that is strongly aligned with the interests of our shareholders. We are committed to utilizing a mix of incentive compensation programs that will reward success in achieving the Company's financial objectives and growing value for shareholders, and we will continue to refine these incentives to maximize Company performance. The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with shareholder interests, as described more fully in the ''Compensation Discussion and Analysis'' section beginning on page 20. The compensation program was designed in a manner that we believe is reasonable, competitive, and appropriately balances the goals of attracting, motivating, rewarding, and retaining our executives.

The Company and the Board regularly evaluate our compensation policies and practices to ensure they are meeting our objectives and are consistent with corporate governance best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation. At our 2021 annual meeting of shareholders held on September 9, 2021, our shareholders approved our fiscal year 2021 compensation awarded to our NEOs with approximately 96% of the votes cast in favor of the proposal. The Compensation Committee will continue to routinely evaluate and enhance or modify our compensation program, as appropriate, after considering the views of our shareholders.

For the reasons discussed above and in the ''Compensation Discussion and Analysis'' section beginning on page 20, the Board recommends that shareholders vote in favor of the following ''say-on-pay'' resolution:

> **''Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, narrative discussion and any related material disclosed in this proxy statement, is hereby approved.''**

Because your vote is advisory, it will not be binding upon the Company, the Board, or the Compensation Committee. However, because we value the views of our shareholders, the Compensation Committee will continue to consider the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE ''FOR'' PROPOSAL 3.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by each director and nominee for election as director, by each of the named executive officers, and by all directors and executive officers as a group as of September 12, 2022. The number of shares beneficially owned is determined under rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares set forth in the following table.

| | Number of Shares | | | |
Name	Beneficially Owned[1]	Share Units and Share Equivalents[2]	Total	Percent of Class
Tony G. Bowen	51,473	—	51,473	*
Sean H. Cohan	—	10,375	10,375	*
Robert A. Gerard	26,000	255,031	281,031	*
Thomas A. Gerke	32,747	—	32,747	*
Anuradha (Anu) Gupta	—	23,919	23,919	*
Richard A. Johnson	—	52,841	52,841	*
Jeffrey J. Jones II	645,031	165,726	810,757	*
Kellie J. Logerwell	14,022	—	14,022	*
Mia F. Mends	—	10,375	10,375	*
Karen A. Orosco	56,512	—	56,512	*
Yolande G. Piazza	—	18,100	18,100	*
Dara S. Redler	—	—	—	*
Victoria J. Reich	4,484	90,282	94,766	*
Matthew E. Winter	—	38,331	38,331	*
Christianna Wood	—	121,802	121,802	*
All directors and executive officers as a group (15 persons)	830,269	786,782	1,617,051	1.0%

* Does not exceed 1% based on shares of our common stock outstanding as of September 12, 2022, adjusted as required by the rules promulgated by the SEC.

[1] Includes shares that on September 12, 2022 the specified person had the right to purchase as of November 11, 2022 pursuant to options granted in connection with the 2013 Plan, as follows: Mr. Jones 273,905 shares.

[2] These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives, the DSU Plan, the 2013 Plan and/or the 2018 Plan. The value of the share units mirrors the value of the Company's common stock. The share units do not have voting rights.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Outstanding[1]
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	24,452,418[2]	15.4%
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	22,659,527[3]	14.3%
Jupiter Asset Management Ltd The Zig Zag Building 70 Victoria Street London SW1E 6SQ, United Kingdom	11,088,022[4]	7.0%

[1]   Applicable percentages based on shares of our common stock outstanding as of September 12, 2022.

[2]   Information as to the number of shares is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. filed on February 10, 2022. The Schedule 13G/A indicates that the number of shares beneficially owned includes 111,736 shares with shared voting power, 24,184,659 shares with sole dispositive power, and 267,759 shares with shared dispositive power.

[3]   Information as to the number of shares is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. filed on February 7, 2022. The Schedule 13G/A indicates that the number of shares beneficially owned includes 21,066,777 shares with sole voting power and 22,659,527 shares with sole dispositive power.

[4]   Information as to the number of shares furnished in reliance on the Schedule 13G/A of Jupiter Asset Management Ltd filed on February 3, 2022. The Schedule 13G/A indicates that the number of shares beneficially owned includes 11,088,022 shares with shared voting and dispositive power.

REVIEW OF RELATED PERSON TRANSACTIONS

The Board has adopted a Related Party Transaction Approval Policy (the ''Policy''), which is administered by the Company's management and the Governance and Nominating Committee. Under the Policy, the Company's management will determine whether a transaction meets the requirements of a Related Party Transaction as defined in the Policy. The Governance and Nominating Committee will then review the material facts of the Related Party Transaction and either approve or ratify the transaction (subject to certain exceptions which are deemed pre-approved) taking into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. If advance approval of a Related Party Transaction is not feasible, the Governance and Nominating Committee must either ratify the transaction at its next regularly scheduled meeting or the transaction must be rescinded. No director who is a Related Party with respect to a Related Party Transaction may participate in any discussion or approval of such transaction, except that the director must provide all material information concerning the transaction to the Governance and Nominating Committee.

A ''Related Party Transaction'' is any transaction, arrangement or relationship, or any series of transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the amount involved will or may be expected to exceed $120,000 in any fiscal year, and a Related Party has or will have a direct or indirect interest.

A ''Related Party'' under the Policy is any (i) executive officer as designated under Section 16 of the Exchange Act, director, or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing.

The Company did not participate in any Related Party Transactions during fiscal year 2022, other than those transactions described in the ''Compensation Discussion and Analysis'' section of this proxy statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

We currently intend to hold our 2023 annual shareholder meeting in early November 2023. For a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2023 annual meeting pursuant to SEC Rule 14a-8, the Company must receive notice at our offices at One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary, on or before May 25, 2023. SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

Pursuant to the Company's Bylaws, for any business not included in the proxy statement for the 2023 annual meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received between July 7, 2023 and August 6, 2023 (between 90 and 120 days before the one-year anniversary of the date of the prior year's annual meeting of shareholders). The notice must contain the information required by the Company's Bylaws. Similarly, a shareholder wishing to submit a director nomination directly at an annual meeting of shareholders must deliver written notice of the nomination within the time period described in this paragraph and comply with the information and other requirements in our Bylaws relating to shareholder nominations.

Our Bylaws permit a group of shareholders (up to 20) who have owned a significant amount of the Company's common stock (at least 3%) for a significant amount of time (at least three years) the ability to submit director nominees (up to 20% of the Board rounded down to the nearest whole director) for inclusion in the Company's proxy materials if the shareholder(s) provides timely written notice of such nomination(s) and the shareholder(s) and the nominee(s) satisfy the requirements specified in the Company's Bylaws. To be timely for inclusion in the Company's proxy materials for the 2023 annual meeting, the notice must be received between July 7, 2023 and August 6, 2023 (between 90 and 120 days before the one-year anniversary of the date of the prior year's annual meeting of shareholders). The notice must contain the information required by the Company's Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in the Company's proxy materials.

A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of the Company's Bylaws is available on our website at https://investors.hrblock.com/corporate-governance, or upon request to: H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary. The Chair of the meeting may exclude matters that are not properly presented in accordance with the foregoing requirements.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we are making this proxy statement and our 2022 Annual Report available to shareholders electronically. Unless you have already requested to receive a printed set of proxy materials, you will receive an ''Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on November 4, 2022'' (the ''Notice''), which contains instructions on how to access proxy materials and vote your shares via the internet or, if you prefer, to request a printed set of proxy materials at no cost to you. On or about September 22, 2022, we mailed the Notice or, for shareholders who have already requested to receive a printed set of proxy materials, this proxy statement, an accompanying proxy card, and our 2022 Annual Report, to our shareholders of record. All shareholders will be able to access this proxy statement and our 2022 Annual Report on the website referred to in the Notice or request to receive printed copies of the proxy materials.

HOW CAN I ELECTRONICALLY ACCESS THE PROXY MATERIALS?

The Notice provides you with instructions on how to view our proxy materials for the Annual Meeting electronically. The website on which you will be able to view our proxy materials will also allow you to choose to receive future proxy materials electronically, which will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy voting site. Your election to receive proxy materials electronically will remain in effect until you terminate it.

HOW CAN I OBTAIN A FULL SET OF PRINTED PROXY MATERIALS?

The Notice will provide you with instructions on how to request to receive printed copies of the proxy materials. You may request printed copies up until one year after the date of the meeting.

HOW DO I VOTE?

In order to vote, you will need the Control Number included on your proxy card, voting instruction card, or Notice you received. Each shareholder has a unique Control Number so we can ensure that all voting instructions are genuine and prevent duplicate voting. Depending on the number of accounts in which you hold the Company's common stock, you may receive and need to vote more than one Control Number. If you submit your proxy by internet or telephone, you do not need to return a proxy card. You can vote by any of the methods below prior to the meeting and still attend the virtual Annual Meeting. Whether or not you expect to attend the Annual Meeting virtually, please vote in advance of the meeting by one of the following methods.

If you are a registered shareholder, there are four different ways you can vote:

- By Internet – You can vote via the internet at *www.proxyvote.com* by following the instructions provided (you will need the Control Number);

- By Telephone – You can vote by telephone by calling the toll-free telephone number indicated on your proxy card or voting instruction card (you will need the Control Number);

- By Mail – If you received your proxy materials by mail, you can vote by signing, dating and returning the accompanying proxy card; or

- At the Virtual Meeting – You can also vote during the virtual Annual Meeting by visiting **www.virtualshareholdermeeting.com/HRB2022** and following the instructions (you will need the Control Number). A vote at the Annual Meeting will revoke any prior votes.

When your proxy is properly submitted, your shares will be voted as you indicate. If you do not indicate your voting preferences, the appointed proxies (Dara S. Redler and Katharine M. Haynes) will vote your shares **FOR** each of the director nominees included in Proposal 1 and **FOR** Proposals 2 and 3. If your shares are owned in joint names, all joint owners must vote by the same method, and if joint owners vote by mail, all of the joint owners must sign the proxy card. The deadline for voting by telephone or via the internet, except with respect to shares held through the H&R Block Retirement Savings Plan as described below, is 11:59 p.m. Eastern Time on November 3, 2022.

If you are a beneficial owner of shares held in street name, you may vote by following the voting instructions provided by your broker, bank, or other nominee, and your broker, bank, or other nominee should vote your shares as you have directed.

If your shares are held through the H&R Block Retirement Savings Plan, you may also vote as set forth above, except that Plan participants may not vote their Plan shares at the Annual Meeting. If you provide voting instructions via the internet, by telephone or by written proxy card, Fidelity Management Trust Company, the Plan's Trustee, will vote your shares as you have directed. If you do not provide specific voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received instructions. Due to the structure of the virtual meeting site, Plan participants will technically have the ability to submit votes for Plan shares during the Annual Meeting, but votes submitted by Plan participants during the Annual Meeting will not be counted or revoke their prior instructions. Please note that you must submit voting instructions to the Trustee no later than November 1, 2022 at 11:59 p.m. Eastern Time in order for your shares to be voted by the Trustee at the Annual Meeting. Your voting instructions will be kept confidential by the Trustee.

HOW DO I ATTEND THE ANNUAL MEETING?

We will be hosting the Annual Meeting online only. A summary of the information you need to attend online is provided below.

- Any holder of record as of the close of business on September 9, 2022, may attend and vote at the Annual Meeting by visiting **www.virtualshareholdermeeting.com/HRB2022**. If you want to vote during the Annual Meeting any shares you hold in street name, you must obtain instructions from your broker, bank, or other nominee.

- The live audio webcast of the Annual Meeting will begin promptly at 8:00 a.m. (CDT). Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time.

- You are entitled to attend and participate in the Annual Meeting online only if you were a registered shareholder as of September 9, 2022, the record date, or if you hold a valid proxy for the Annual Meeting.

- Please have the Control Number we have provided to you to join the Annual Meeting.

- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at **www.virtualshareholdermeeting.com/HRB2022**.

WHY IS THE ANNUAL MEETING BEING HELD VIRTUALLY?

We are pleased this year to again conduct the Annual Meeting solely online via the Internet through a live audio webcast and online shareholder tools. We continue to use the virtual annual meeting format to facilitate shareholder attendance and participation by leveraging technology to communicate more effectively and efficiently with our shareholders. This format empowers shareholders to participate from any location around the world at no cost. We have designed the virtual format to enhance shareholder access and participation and protect shareholder rights. For example:

- **We Encourage Questions.** Our shareholders have multiple opportunities to submit questions for the meeting. Shareholders may submit a question online prior to or during the meeting by following the instructions at **www.virtualshareholdermeeting.com/HRB2022**. During the meeting, we will answer as many shareholder-submitted questions that are submitted in accordance with the meeting rules of conduct as time permits.

- **We Believe in Transparency.** Although the live webcast is available only to shareholders, following completion of the Annual Meeting answers to questions submitted in accordance with the meeting rules of conduct will be posted to our Investor Relations website at https://investors.hrblock.com and remain for at least sixty days.

- **We Proactively Take Steps to Facilitate Your Engagement.** We offer separate engagement opportunities with shareholders on appropriate matters of governance or other relevant topics as outlined under the Communications with the Board section of this proxy statement. In addition, we offer live technical support for all shareholders attending the meeting.

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

We will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

WHAT AM I VOTING ON?

You are voting on three items of business at the Annual Meeting:

- Election of the nine nominees for director named in this proxy statement (Proposal 1);

- Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023 (Proposal 2); and

- Advisory approval of the Company's named executive officer compensation (Proposal 3).

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on September 9, 2022, are entitled to vote at the Annual Meeting. Each share of H&R Block common stock is entitled to one vote.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's transfer agent, EQ Shareowner Services ("EQ"), you are considered a "registered shareholder" and are considered, with respect to those shares, the "shareholder of record." If you are a shareholder of record, the Notice or proxy materials were sent to you directly by the Company, and you may vote by any of the methods described above under "How Do I Vote?".

If your shares are registered in the name of a stock brokerage account or by a broker, bank, or other nominee on your behalf (referred to as being held in ''street name'') or if you hold shares through the H&R Block Retirement Savings Plan, you are considered a ''beneficial owner'' of shares held in street name, and the broker, bank, or other nominee forwarded the Notice or proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee holding your shares how to vote and you are also invited to attend the Annual Meeting virtually. However, since you are not a shareholder of record, you may not vote these shares at the Annual Meeting and you must instead instruct the broker, bank, or other nominee how to vote your shares using the voting instruction form provided by such broker, bank or other nominee.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE VOTING REQUIREMENTS?

Our Board of Directors recommends that you vote your shares as follows:

Proposal	Board Recommendation	More Information	Broker Discretionary Voting Allowed?	Votes Required for Approval	Abstentions and Broker Non-Votes
1. Election of Directors.	FOR each Nominee	Page 5	No	The affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or for approval of each of the proposals.	Abstentions have the same effect as votes AGAINST the relevant proposal. Broker non-votes have no impact on the outcome of the vote for any of the proposals.
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023.	FOR	Page 53	Yes		
3. Advisory approval of the Company's named executive officer compensation.	FOR	Page 54	No		

Broker Discretionary Voting

Brokers holding shares on behalf of beneficial owners are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions on ''non-routine'' proposals, resulting in so-called ''broker non-votes.'' Brokers may vote without instruction only on ''routine'' proposals. Proposal 2, the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm, is the only routine proposal on the ballot for the Annual Meeting and the only proposal on the ballot for which broker discretionary voting is permitted. All other proposals are non-routine. If you hold your shares with a broker, your shares will not be voted on non-routine proposals unless you give voting instructions to such broker.

Voting Requirements and Effect of Abstentions and Broker Non-Votes

For each matter to be voted upon at the Annual Meeting, shareholders may vote ''for,'' ''against,'' or ''abstain.''

For each of the proposals, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval. The vote on Proposal 3, the approval of the Company's named executive officer compensation, is a non-binding advisory vote only.

Shares represented in person or by a proxy that directs that the shares abstain from voting on a matter are deemed to be represented at the meeting as to that particular matter and have the same effect as a vote against that proposal. Broker non-votes have no impact on the proposals.

If a submitted proxy does not specify how to vote, the shares represented by that proxy will be considered to be voted FOR each of the director nominees included in Proposal 1, and FOR Proposals 2 and 3.

MAY I CHANGE MY VOTE?

After your initial vote, you may revoke your proxy and change your vote (i) any time prior to the voting deadline via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the voting deadline for the Annual Meeting will be counted), (ii) by signing and returning a new proxy card with a later date prior to the Annual Meeting, or (iii) by attending the Annual Meeting and voting at **www.virtualshareholdermeeting.com/HRB2022**. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. If your shares are held in street name by a broker, bank, or other nominee, you must contact that nominee to change your vote.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No, shareholders do not have cumulative voting rights with respect to the election of directors.

WHAT CONSTITUTES A QUORUM?

As of the record date, 158,645,025 shares of the Company's common stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE "IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON NOVEMBER 4, 2022"?

It means your shares are held in more than one account. You should vote all of your shares.

WHAT IS HOUSEHOLDING?

As permitted by the SEC, we are delivering only one copy of this proxy statement to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies of the proxy statement. This practice is known as householding. The Company will promptly deliver, upon request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, or by telephone at (816) 854-4288.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ, to request that only a single copy of the proxy statement be mailed in the future. You can contact EQ by phone at (888) 213-0968 or (651) 450-4064, or by mail at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4100.

WHO WILL BEAR THE COST OF THIS SOLICITATION AND HOW WILL PROXIES BE SOLICITED?

The Company is making this solicitation on behalf of the Company's Board of Directors and will pay the entire cost of this proxy solicitation, including the expense of preparing the proxy solicitation materials for the Annual Meeting and mailing the Notice and, as applicable, the proxy solicitation materials for such meeting. Following the mailing of these materials, directors, officers, and employees of the Company may solicit proxies by telephone, email, or other personal contact; such individuals will not receive compensation or reimbursement for these activities. Additionally, the Company has retained Okapi Partners LLC to assist in the solicitation of proxies on behalf of the Board for a fee of $35,000 plus reimbursement of reasonable expenses. Further, brokers and other custodians, nominees, and fiduciaries will be requested to forward the Notice and printed proxy materials to their principals, and the Company will reimburse them for the expense of doing so.

HOW CAN I EXAMINE A LIST OF SHAREHOLDERS?

Shareholders at the close of business on the record date may examine a list of all shareholders as of the record date for ten days preceding the meeting, at our offices at One H&R Block Way, Kansas City, Missouri 64105, and electronically during the meeting at **www.virtualshareholdermeeting.com/HRB2022** when you enter the Control Number included on your proxy card, voting instruction card or Notice you received.

WHO SHOULD I CONTACT IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting (other than technical questions, which should be directed as noted above under the question ''What if I have technical difficulties or trouble accessing the virtual meeting website?''), please contact our Corporate Secretary at (816) 854-4288 or by email to corporatesecretary@hrblock.com.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's internet address is www.hrblock.com. The Company's filings with the SEC are available free of charge on the Company's Investor Relations page at https://investors.hrblock.com/financial-information/sec-filings, and may also be found at the SEC's website, www.sec.gov.

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors,

Katharine M. Haynes

KATHARINE M. HAYNES
Vice President and Secretary

We refer to certain non-GAAP financial measures in this proxy statement, including adjusted earnings per share and earnings before interest, taxes, depreciation, and amortization (EBITDA), which management believes provide additional meaningful information regarding the Company's performance and financial strength. The following information provides reconciliations of the non-GAAP measures referenced in this Proxy Statement to the most directly comparable financial measures presented in accordance with accounting principles generally accepted in the United States (GAAP). All non-GAAP financial measures in this proxy statement are from continuing operations. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Because these measures are not measures of financial performance under GAAP and are susceptible to varying calculations, they may not be comparable to similarly titled measures for other companies.

The following is a reconciliation of EBITDA and adjusted earnings per share from continuing operations, which are non-GAAP financial measures, for the years ended June 30, 2022 and June 30, 2019:

EBITDA		*(in 000s)*
Year Ended	June 30, 2022	June 30, 2019
Net income – as reported	$553,674	$420,699
Discontinued operations, net	(6,972)	(24,812)
Net income from continuing operations – as reported	560,646	445,511
Add back:		
Income taxes	98,423	100,431
Interest expense	88,282	86,962
Depreciation and amortization	142,178	164,649
	328,883	352,042
EBITDA from continuing operations	$889,529	$797,553

Adjusted EPS		*(in 000s, except per share amounts)*
Year Ended	June 30, 2022	June 30, 2019
Net income from continuing operations – as reported	$560,646	$445,511
Adjustments:		
Amortization of intangibles related to acquisitions (pretax)	56,292	62,883
Tax effect of adjustments[1]	(13,358)	(15,147)
Adjusted net income from continuing operations	$603,580	$493,247
Diluted earnings per share from continuing operations – as reported	$ 3.26	$ 2.16
Adjustments, net of tax	0.25	0.23
Adjusted diluted earnings per share from continuing operations	$ 3.51	$ 2.39

[1]   The tax effect of adjustments is the difference between the tax provision calculation on a GAAP basis and on an adjusted non-GAAP basis.



H&R BLOCK, INC.

One H&R Block Way
Kansas City, MO 64105

816.854.3000

www.hrblock.com